Exhibit (a)(1)

OFFER TO PURCHASE FOR CASH

ALL OUTSTANDING SHARES OF COMMON STOCK

(Including the Series B No Par Preferred Shares Purchase Rights)

OF

TEKTRONIX, INC.

BY

RAVEN ACQUISITION CORP.

AN INDIRECT WHOLLY OWNED SUBSIDIARY

OF

DANAHER CORPORATION

AT

$38.00 NET PER SHARE IN CASH

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON THURSDAY NOVEMBER 15, 2007, UNLESS THE OFFER IS EXTENDED.

Danaher Corporation (“Danaher”), through its indirect wholly owned subsidiary, Raven Acquisition Corp. (the “Purchaser”), is offering to purchase all of the outstanding shares of common stock, without par value (the “Company Shares”), of Tektronix, Inc. (“Tektronix”), together with the associated Series B No Par Preferred Shares Purchase Rights (the “Company Rights” and, together with the Company Shares, the “Shares”) issued pursuant to the Rights Agreement, dated as of June 21, 2000, as amended, between Tektronix and Mellon Investor Services LLC, a New Jersey limited liability company (formerly known as ChaseMellon Shareholder Services, L.L.C.), at a price per share of $38.00, net to the seller in cash (such amount or any greater amount per share paid pursuant to the Offer, the “Offer Price”), subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase, dated October 18, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements, collectively constitute the “Offer”). The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 14, 2007 (the “Merger Agreement”), among Danaher, the Purchaser and Tektronix. The Offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares that represents at least a majority of the total number of outstanding Shares on a fully diluted basis (excluding any Shares issuable upon conversion of the Tektronix Convertible Notes (as defined herein)) (the “Minimum Condition”). See Section 14—“Conditions of the Offer.” After the completion of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will merge with and into Tektronix (the “Merger”), with Tektronix becoming an indirect wholly owned subsidiary of Danaher.

The Board of Directors of Tektronix (the “Tektronix Board”) has unanimously (i) approved the Offer and the Merger and deemed the Offer, the Merger and the transactions contemplated by the Merger Agreement fair to, and in the best interests of, Tektronix and its shareholders, (ii) adopted the Merger Agreement and approved the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (iii) taken all action necessary to render Sections 60.801 through 60.816 and 60.825 through 60.845 of the Oregon Business Corporation Act (the “OBCA”), if applicable, and the Company Rights inapplicable to the Offer, the Merger and the other transactions contemplated by the Merger Agreement and (iv) recommended that Tektronix shareholders accept the Offer and tender their Tektronix common shares in the Offer, and, if the Merger is required to be submitted to a vote of the shareholders of Tektronix, vote to approve the Merger and the Merger Agreement.

IMPORTANT

Any Tektronix shareholder wishing to tender Shares in the Offer must, prior to the expiration of the Offer, either (i) complete and sign the Letter of Transmittal (or a facsimile) in accordance with the instructions in the Letter of Transmittal, and mail or deliver the Letter of Transmittal and all other required documents to Computershare Trust Company, N.A. (the “Depositary”) together with certificates representing Shares tendered or follow the procedure for book-entry transfer set forth in Section 3 —“Procedures for Accepting the Offer and Tendering Shares” or (ii) request the Tektronix shareholder’s broker, dealer, commercial bank, trust company or other nominee to effect the tender of Shares to the Purchaser. A Tektronix shareholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that person if the Tektronix shareholder wishes to tender those Shares.

Any Tektronix shareholder who wishes to tender Shares and cannot deliver certificates representing those Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined herein), or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender Shares pursuant to the guaranteed delivery procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares.” Questions and requests for assistance may be directed to MacKenzie Partners, Inc., the Information Agent, at the addresses and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or the Dealer Manager. Tektronix shareholders also may contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents. THIS OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ BOTH CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

The Depositary for the Offer is:

COMPUTERSHARE TRUST COMPANY, N.A.

By Mail: Attn: Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Facsimile for Eligible Institutions: (617) 360-6810 Confirm by Telephone: (781) 575-2332	By Overnight Courier: Computershare Trust Company, N.A. Attn: Corporate Actions 250 Royall Street Canton, MA 02021

The Information Agent for the Offer is:

MACKENZIE PARTNERS, INC.

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

The Dealer Manager for the Offer is:

MORGAN STANLEY & CO. INCORPORATED

1585 Broadway

New York, NY 10036

Toll-Free: 877-575-4220

October 18, 2007

Schedule I—Directors and Executive Officers of Danaher and the Purchaser

SUMMARY TERM SHEET

This summary term sheet highlights the most material terms of the Offer to Purchase and may not contain all the information that is important to you. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase, and the information contained in this summary is qualified in its entirety by the fuller terms, descriptions and explanations contained in this Offer to Purchase and in the related Letter of Transmittal. We recommend that you carefully read this entire Offer to Purchase and the related Letter of Transmittal before making any decision on whether to tender your Shares (defined below).

Principal Terms

•

Danaher Corporation (“Danaher”), through its indirect wholly owned subsidiary, Raven Acquisition Corp. (the “Purchaser”), is offering to buy all outstanding shares of common stock, without par value (the “Company Shares”), of Tektronix, Inc. (“Tektronix”), together with the associated Series B No Par Preferred Shares Purchase Rights (the “Company Rights” and, together with the Company Shares, the “Shares”). The tender price is $38.00 per share in cash without interest.

•

The Offer (as defined herein) is the first step in our plan to acquire all of the outstanding Shares, as provided in the Agreement and Plan of Merger, dated October 14, 2007 (the “Merger Agreement”), among Tektronix, Parent and the Purchaser. If the Offer is successful (that is, if a majority of the outstanding Shares is tendered on a fully diluted basis (excluding any Shares issuable upon conversion of the Tektronix Convertible Notes) (as defined herein)), we will acquire any and all remaining Shares in a subsequent merger for $38.00 per share in cash.

•	The offering period of the Offer will expire at 11:59 p.m., New York City time, on Thursday, November 15, 2007, unless we extend the Offer.

•

If we extend the Offer, we will issue a press release giving the new expiration date no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration of the Offer.

•	We may provide a subsequent offering period following completion of the Offer, in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Tektronix Board of Directors Recommendation

•

The Tektronix Board of Directors has unanimously approved the Offer and the Merger and adopted the Merger Agreement, has deemed the Offer and the Merger fair to, and in the best interests of, Tektronix and its shareholders, and recommends that shareholders of Tektronix accept the Offer and tender their Shares in the Offer.

Conditions

We are not required to complete the Offer unless:

•

all applicable waiting periods imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder and applicable material foreign antitrust statutes and regulations expire or are terminated;

•

at least a majority of the outstanding Shares (calculated on a fully diluted basis excluding any Shares issuable upon conversion of the Tektronix Convertible Notes) is validly tendered and not withdrawn prior to the expiration of the Offer; and

•	the other conditions to the Offer described in Section 14—“Conditions of the Offer.”

The Offer is not conditioned on Danaher obtaining financing.

i

Procedures for Tendering

If you wish to accept the Offer, this is what you must do:

•

If you are a record holder (in other words, a stock certificate has been issued to you), you must complete and sign the enclosed Letter of Transmittal and send it with your stock certificate to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”) or follow the procedures described in the Offer for book-entry transfer. These materials must reach the Depositary before the Offer expires. Detailed instructions are contained in the Letter of Transmittal and in Section 2— “Acceptance for Payment and Payment for Shares” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

•

If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may be able to tender your shares using the enclosed notice of guaranteed delivery. Please call our information agent, MacKenzie Partners, Inc., at (800) 322-2885 for assistance. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

•	If you hold your Shares through a broker or bank, you should contact your broker or bank and give instructions that your Shares be tendered.

Withdrawal Rights

•

If, after tendering your Shares in the Offer, you decide that you do not want to accept the Offer, you can withdraw your Shares by instructing the Depositary before the Offer expires. If you tendered by giving instructions to a broker or bank, you must instruct the broker or bank to arrange for the withdrawal of your Shares. See Section 4—“Withdrawal Rights.”

Recent Tektronix Trading Prices; Subsequent Trading

•	The closing price for the Shares was:

$28.34 per share on October 12, 2007, the last trading day before we announced that we had entered into the Merger Agreement; and

$37.76 per share on October 17, 2007, the last trading day before the printing of these materials.

Before deciding whether to tender, you should obtain a current market quotation for the shares.

•

If the Offer is successful, we expect the Shares to continue to be traded on the New York Stock Exchange (the “NYSE”) until the time of the Merger, although we expect trading volume to be below its pre-Offer level.

Further Information

•	If you have questions about the Offer, you can call our Information Agent:

MacKenzie Partners, Inc.

Banks and Brokers Call Collect: (212) 929-5500

All others call Toll Free: (800) 322-2885

ii

INTRODUCTION

Raven Acquisition Corp. (the “Purchaser”), an indirect wholly owned subsidiary of Danaher Corporation (“Danaher”), is offering to purchase all outstanding shares of common stock, without par value, of Tektronix, Inc. (“Tektronix”), together with the associated Series B No Par Preferred Shares Purchase Rights (the “Company Rights”) issued pursuant to the Rights Agreement, dated as of June 21, 2000, between Tektronix and Mellon Investor Services LLC, a New Jersey limited liability company, formerly known as ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the “Rights Agreement”), at a purchase price of $38.00 per share, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the “Offer”). “Share” means a share of Tektronix common shares, together with the Company Rights.

You will not be required to pay brokerage fees or commissions or, except as described in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares in the Offer. However, if you do not complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal, you may be subject to a required backup U.S. federal income tax withholding of 28% of the gross proceeds payable to you. See Section 3. We will pay all charges and expenses of Computershare Trust Company, N.A., as Depositary (the “Depositary”) and MacKenzie Partners, Inc., as Information Agent (the “Information Agent”), incurred in connection with the Offer. See Section 16.

The Board of Directors of Tektronix (the “Tektronix Board”) has unanimously determined that the price to be paid for each Share in the Offer and the Merger (as defined below) is fair to the shareholders of Tektronix and that the Offer and the Merger are otherwise in the best interests of Tektronix and Tektronix shareholders, and recommends that Tektronix shareholders accept the Offer and tender their Shares, and, if the Merger is required to be submitted to a vote of the shareholders of Tektronix, vote to approve the Merger and the Merger Agreement.

We are not required to purchase any Shares unless at least a majority of the outstanding Shares (calculated on a fully diluted basis but excluding any Shares issuable upon conversion of the Tektronix Convertible Notes (as defined below)) are validly tendered and not withdrawn prior to the expiration of the Offer (the “Minimum Condition”). The Offer is also subject to certain other terms and conditions. See Sections 1, 14 and 15.

We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of October 14, 2007, among Tektronix, Danaher and the Purchaser (the “Merger Agreement”). Following the consummation of the Offer and the satisfaction or waiver of certain conditions, Tektronix will merge with the Purchaser (the “Merger”), with Tektronix continuing as the surviving corporation. In the Merger, each outstanding Share that is not owned by Danaher, the Purchaser, Tektronix or any of their wholly owned subsidiaries (other than Shares held by Tektronix shareholders who perfect dissenters’ rights, if any, under the Oregon Business Corporation Act (the “OBCA”) with respect to the Merger) will be converted into the right to receive $38.00 net in cash, or any higher price paid per Share in the Offer, without interest (the “Merger Consideration”). Section 11 contains a more detailed description of the Merger Agreement. Section 5 describes the principal U.S. federal income tax consequences of the sale of Shares in the Offer and the Merger.

Approval of the Merger requires the affirmative vote of holders of a majority of the outstanding Shares. As a result, if the Minimum Condition and the other conditions to the Offer are satisfied and the Offer is completed, we will own a sufficient number of Shares to ensure that the Merger will be approved by Tektronix shareholders. See Section 11.

Tektronix has informed us that, as of October 12, 2007, there were 75,084,510 Shares issued and outstanding, 10,286,185 Shares subject to outstanding stock options and 34,492 Shares subject to outstanding restricted stock units. Shares are also reserved for issuance in connection with conversions of Tektronix’s outstanding 1.625% Senior Convertible Notes due 2012 (the “Tektronix Convertible Notes”) and certain warrants issued in connection with the issuance of the Tektronix Convertible Notes; however, these Shares are not included in determining the number of Shares outstanding on a fully diluted basis for purposes of determining whether the Minimum Condition is met because (i) Tektronix has the right to settle any such conversion obligations or warrant exercises entirely in cash and intends to do so and (ii) Parent has the right to approve any actions with respect to the conversion of such Tektronix Convertible Notes and the warrants and does not intend to approve any issuances of Shares thereunder.

The Offer is conditioned upon the fulfillment of the conditions described in Section 14. The initial offering period of the Offer will expire at 11:59 p.m., New York City time, on Thursday, November 15, 2007, unless we extend it.

This Offer to Purchase and the related Letter of Transmittal contain important information which you should read carefully before you make any decision with respect to the Offer.

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will purchase all Shares validly tendered and not withdrawn in accordance with the procedures set forth in Section 3 on or prior to the Expiration Date. “Expiration Date” means 11:59 p.m., New York City time, on Thursday, November 15, 2007, unless we determine, or are required in certain events specified below, to extend the period of time for which the offering period of the Offer is open, in which case Expiration Date will mean the latest time and date at which the offering period of the Offer, as so extended, will expire.

Upon the terms and subject to the conditions of the Offer, we will purchase, as soon as all conditions under the terms of the Offer are satisfied or waived in accordance with the Merger Agreement, all Shares validly tendered and not withdrawn prior to the expiration of the Offer. If, at the Expiration Date, the conditions to the Offer described in Section 14 have not been satisfied or earlier waived, then, subject to the provisions of the Merger Agreement, we may extend the Expiration Date for an additional period or periods of time of not more than ten business days each by giving oral or written notice of the extension to the Depositary; provided, however, that in the event that (a) the required waiting periods under U.S. federal antitrust laws or under material applicable foreign statutes or regulations have not expired, we are required under the Merger Agreement to extend the Offer until the expiration or termination of the applicable waiting periods under the U.S. federal antitrust laws or any other material applicable foreign statutes or regulations or until the End Date (defined in the Merger Agreement as February 12, 2008), and (b) as long as the Tektronix Board continues to recommend the Offer, if at any Expiration Date, any of the conditions of the Offer described in Section 14 have not been satisfied or earlier waived, we are required under the Merger Agreement to extend the Offer for periods of not more than five business days each until December 14, 2007. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to your right to withdraw Shares. See Section 4.

In accordance with Exchange Act Rule 14d-11 and the Merger Agreement, the Purchaser expressly reserves the right to provide a subsequent offering period of at least three business days (as such term is defined under Exchange Act Rule 14d-1(g)(3)) up to a maximum period, including extensions, of twenty business days (as such term is defined under Exchange Act Rule 14d-1(g)(3)) following the Expiration Date. If included, a subsequent offering period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which shareholders may tender any Shares not tendered in the Offer. A subsequent offering period, if one is included, would not be an extension of the Offer, which already would have been completed.

Subject to the applicable regulations of the Securities and Exchange Commission (the “SEC”) and the terms of the Merger Agreement, we also reserve the right, in our sole discretion, at any time or from time to time, to: (a) delay purchase of, or, regardless of whether we previously purchased any Shares, payment for, any Shares, pending receipt of any regulatory or governmental approvals specified in Section 15; and (b) except as set forth in the Merger Agreement, waive any condition or otherwise amend the Offer in any respect, in each case, by giving oral or written notice of the delay, termination, waiver or amendment to the Depositary and by making a public announcement thereof. Notwithstanding the foregoing, all conditions, other than conditions subject to government approval or applicable law, must be satisfied or waived on or before the Expiration Date. We also may extend the Expiration Date for any period required by the applicable rules and regulations of the SEC, the NYSE or any other stock exchange or automated quotation system applicable to the Offer. We acknowledge that Rule 14e-1(c) under the Exchange Act requires us to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer.

The rights we reserve in the preceding paragraph are in addition to our rights described in Section 14. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement. An announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) promulgated under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares), we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the Dow Jones News Service.

As of the date of this Offer to Purchase, the Company Rights do not trade separately. Accordingly, by tendering Shares, you are automatically tendering a similar number of preferred shares purchase rights. If, however, the preferred shares purchase rights detach and separate right certificates are issued, tendering shareholders will be required to deliver rights certificates with the Shares.

If we make a material change in the terms of the Offer, or if we waive a material condition to the Offer, we will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 promulgated under the Exchange Act. The minimum period during which a tender offer must remain open following material changes in the terms of the Offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to shareholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of ten business days may be required to allow for adequate dissemination and investor response. With respect to a change in price, a minimum ten business day period from the date of the change is generally required to allow for adequate dissemination to shareholders. Accordingly, if, prior to the Expiration Date, we decrease the number of Shares being sought, or increase or decrease the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of the increase or decrease is first published, sent or given to holders of Shares, we will extend the Offer at least until the expiration of that period of ten business days.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition.

Consummation of the Offer is also conditioned upon expiration or termination of all applicable waiting periods imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the “HSR Act”) and applicable material foreign antitrust statutes and regulations, and the other conditions set forth in Section 14. We reserve the right (but are not obligated), in accordance with applicable rules and regulations of the SEC and with the Merger Agreement, to waive any or all of those conditions (other than the Minimum Condition, which cannot be waived without Tektronix’s written consent). In the event that we waive any condition set forth in Section 14, the SEC may, if the waiver is deemed to constitute a material change to the information previously provided to Tektronix shareholders, require that the Offer remain open for an additional period of time and/or that we disseminate information concerning such waiver.

In the Merger Agreement, we have agreed that, upon the terms and subject to the conditions to the Offer, we will accept for payment and pay for, all Shares validly tendered and not withdrawn prior to the expiration of the Offer promptly after expiration of the Offer.

Tektronix has provided us with its shareholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. We will mail this Offer to Purchase, the related Letter of Transmittal and other relevant materials to record holders of Shares, and we will furnish the materials to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the security holder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for forwarding to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if we extend or amend the Offer, the terms and conditions of the Offer as so extended or amended), we will purchase, by accepting for payment, and will pay for, all Shares validly tendered and not withdrawn (as described in Section 4) prior to the Expiration Date promptly after the Expiration Date. In addition, subject to applicable rules of the SEC and the Merger Agreement, we reserve the right to delay acceptance for payment of, or payment for, Shares pending receipt of any regulatory or governmental approvals specified in Section 15.

For information with respect to approvals that we are required to obtain prior to the completion of the Offer, including under the HSR Act and other laws and regulations. See Section 15.

In all cases, we will pay for Shares purchased in the Offer only after timely receipt by the Depositary of: (a) certificates representing the Shares (“Share Certificates”) or timely confirmation (a “Book-Entry Confirmation”) of the book-entry transfer of the Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3; (b) the appropriate Letter of Transmittal (or a facsimile), properly completed and duly executed, with any required signature guarantees or an Agent’s Message (as defined below) in connection with a book-entry transfer; and (c) any other documents that the Letter of Transmittal requires.

“Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which message states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares which are the subject of the Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.

For purposes of the Offer, we will be deemed to have accepted for payment, and purchased, Shares validly tendered and not withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance of the Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price for the Shares with the Depositary, which will act as agent for tendering Tektronix shareholders for the purpose of receiving payment from us and transmitting payment to validly tendering Tektronix shareholders.

Under no circumstances will we pay interest on the purchase price for Shares.

If we do not purchase any tendered Shares pursuant to the Offer for any reason, or if you submit Share Certificates representing more Shares than you wish to tender, we will return Share Certificates representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in

Section 3, the Shares will be credited to an account maintained within the Book-Entry Transfer Facility), promptly following the expiration, termination or withdrawal of the Offer.

If, prior to the Expiration Date, we increase the price offered to holders of Shares in the Offer, we will pay the increased price to all holders of Shares that we purchase in the Offer, whether or not the Shares were tendered before the increase in price.

We reserve the right, subject to the provisions of the Merger Agreement, to transfer or assign, in whole or from time to time in part, to one or more of our subsidiaries or affiliates, the right to purchase all or any portion of the Shares tendered in the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment in the Offer.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tender of Shares. Except as set forth below, in order for you to tender Shares in the Offer, the Depositary must receive the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees or an Agent’s Message in connection with a book-entry delivery of Shares and any other documents that the Letter of Transmittal requires at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date and either (a) you must deliver Share Certificates representing tendered Shares to the Depositary or you must cause your Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive Book-Entry Confirmation, in each case on or prior to the Expiration Date, or (b) you must comply with the guaranteed delivery procedures set forth below.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents is at your option and sole risk, and delivery will be considered made only when the Depositary actually receives the certificates. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, you should allow sufficient time to ensure timely delivery.

Book-Entry Transfer. The Depositary will make a request to establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures. However, although Shares may be delivered through book-entry transfer into the Depositary’s account at a Book-Entry Transfer Facility, the Depositary must receive the Letter of Transmittal (or facsimile), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer, and any other required documents, at one of its addresses set forth on the back cover of this Offer to Purchase on or before the Expiration Date, or you must comply with the guaranteed delivery procedure set forth below.

Delivery of documents to a Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

Signature Guarantees. A bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program (an “Eligible Institution”) must guarantee signatures on all Letters of Transmittal, unless the Shares tendered are tendered (a) by a registered holder of Shares who has not completed either the section labeled “Special Payment Instructions” or the section labeled “Special Delivery Instructions” on the Letter of Transmittal or (b) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

If the Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or Share Certificates for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered Share Certificates must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the Share Certificates, with the signatures on the Share Certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

If the Share Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or facsimile) must accompany each delivery of Share Certificates.

Guaranteed Delivery. If you want to tender Shares in the Offer and your Share Certificates are not immediately available or time will not permit all required documents to reach the Depositary on or before the Expiration Date or the procedures for book-entry transfer cannot be completed on time, your Shares may nevertheless be tendered if you comply with all of the following guaranteed delivery procedures:

(a) your tender is made by or through an Eligible Institution;

(b) the Depositary receives, as described below, a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by us, on or before the Expiration Date; and

(c) the Depositary receives the Share Certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or facsimile), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the Letter of Transmittal within three trading days after the date of execution of the Notice of Guaranteed Delivery.

You may deliver the Notice of Guaranteed Delivery by mail or by facsimile transmission to the Depositary. The Notice of Guaranteed Delivery must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Notwithstanding any other provision of the Offer, we will pay for Shares only after timely receipt by the Depositary of Share Certificates for, or, of Book-Entry Confirmation with respect to, the Shares, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the appropriate Letter of Transmittal. Accordingly, payment might not be made to all tendering Tektronix shareholders at the same time, and will depend upon when the Depositary receives Share Certificates or Book-Entry Confirmation that the Shares have been transferred into the Depositary’s account at a Book-Entry Transfer Facility.

Backup U.S. Federal Income Tax Withholding. Under the backup U.S. federal income tax withholding laws applicable to certain Tektronix shareholders (other than certain exempt Tektronix shareholders, including, among others, all corporations and certain foreign individuals), the Depositary may be required to withhold 28% of the amount of any payments made to those Tektronix shareholders pursuant to the Offer or the Merger. To prevent backup U.S. federal income tax withholding, a U.S. person (including a U.S. resident alien) must provide the Depositary with its correct taxpayer identification number and certify that it is not subject to backup U.S. federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. See Instruction 9 of the Letter of Transmittal. To prevent backup withholding, a foreign person must establish an exemption to the satisfaction of the Depositary by providing the Depositary with an appropriate Form W-8, copies of which can be obtained from the Depositary.

Appointment as Proxy. By executing the Letter of Transmittal, you irrevocably appoint our designees, and each of them, as your agents, attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of your rights with respect to the Shares that you tender and that we accept for payment and with respect to any and all other Shares and other securities or rights issued or issuable in respect of those Shares on or after the date of this Offer to Purchase. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. This appointment will be effective when we accept your Shares for payment in accordance with the terms of the Offer. Upon such acceptance for payment, all other powers of attorney and proxies given by you with respect to your Shares and such other securities or rights prior to such payment will be revoked, without further action, and no subsequent powers of attorney and proxies may be given by you (and, if given, will not be deemed effective). Our designees will, with respect to the Shares and such other securities and rights for which the appointment is effective, be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual or special meeting of Tektronix shareholders, or any adjournment or postponement thereof, or by consent in lieu of any such meeting or otherwise. In order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, we or our designee must be able to exercise full voting rights with respect to such Shares and other securities, including voting at any meeting of Tektronix’s shareholders.

Determination of Validity. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders determined by us not to be in proper form or the acceptance of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender of Shares of any particular Tektronix shareholder, whether or not similar defects or irregularities are waived in the case of other Tektronix shareholders.

Our interpretation of the terms and conditions of the Offer will be final and binding. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to the tender have been cured or waived by us. None of Danaher, the Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Our acceptance for payment of Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between us and you upon the terms and subject to the conditions of the Offer.

4. Withdrawal Rights.

Except as described in this Section 4, tenders of Shares made in the Offer are irrevocable. You may withdraw Shares that you have previously tendered in the Offer at any time on or before the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer as provided herein, may also be withdrawn at any time after the date that is sixty days from the date hereof pursuant to Rule 14d-5 of the Exchange Act. No withdrawal rights apply to Shares tendered in a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment.

If, for any reason, acceptance for payment of any Shares tendered in the Offer is delayed, or we are unable to accept for payment or pay for Shares tendered in the Offer, then, without prejudice to our rights set forth in this Offer to Purchase, the Depositary may, nevertheless, on our behalf, retain Shares that you have tendered, and you may not withdraw your Shares, except to the extent that you duly exercise withdrawal rights as described in this Section 4 before the Expiration Date or at any time after the date that is sixty days from the date hereof, unless theretofore accepted for payment as provided herein. In order for your withdrawal to be effective, you must deliver a written or facsimile transmission notice of withdrawal to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify your name, the number of Shares that you want to withdraw, and (if Share Certificates have been tendered) the name of the registered holder of the Shares as shown on the Share Certificate, if different from your name. If Share Certificates have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, you must submit the serial numbers shown on the particular Share Certificates evidencing the Shares to be withdrawn and an Eligible Institution must guarantee the signature on the notice of withdrawal, except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3, the notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. You may not rescind a withdrawal of Shares. Any Shares that you withdraw will be considered not validly tendered for purposes of the Offer, but you may tender your Shares again at any time before the Expiration Date by following any of the procedures described in Section 3.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by us, in our sole discretion, which determination will be final and binding. None of Danaher, the Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Material U.S. Federal Income Tax Consequences.

Your receipt of cash for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes, and may also be a taxable transaction under applicable state, local, foreign and other tax laws. For federal income tax purposes, if you sell or exchange your Shares in the Offer or the Merger, you will generally recognize gain or loss equal to the difference between the amount of cash received and your tax basis for the Shares that you sell or exchange. That gain or loss will be capital gain or loss (assuming you hold your Shares as a capital asset), and any such capital gain or loss will be long-term capital gain or loss if, as of the date of sale or exchange, you have held such Shares for more than one year.

The discussion above may not be applicable to certain types of Tektronix shareholders, including Tektronix shareholders who acquired Shares through the exercise of employee stock options or otherwise as compensation, individuals who are not citizens or residents of the United States, foreign corporations, or entities that are otherwise subject to special tax treatment under the Internal Revenue Code of 1986, as amended (such as insurance companies, tax-exempt entities and regulated investment companies).

We recommend that you consult your tax advisor with respect to the specific tax consequences to you of the Offer and the Merger, including U.S. federal, state, local and foreign tax consequences.

6. Price Range of the Shares; Dividends.

The Shares are traded on the NYSE under the symbol “TEK.” The following table sets forth, for the periods indicated, the reported high and low trading prices for the Shares on the NYSE and cash dividends declared on the Shares during each quarter presented.

Tektronix, Inc.

	Dividends	High	Low
2006
First Quarter	$0.06	$25.43	$22.46
Second Quarter	0.06	26.88	22.64
Third Quarter	0.06	31.69	25.36
Fourth Quarter	0.06	36.89	30.00
2007
First Quarter	$0.06	$32.34	$25.26
Second Quarter	0.06	31.88	27.20
Third Quarter	0.06	31.90	26.40
Fourth Quarter	0.06	30.37	27.74
2008
First Quarter	$0.06	$35.38	$29.70
Second Quarter (through October 12, 2007)	—	32.86	27.63

Under the terms of the Merger Agreement, Tektronix is not permitted to declare and pay dividends with respect to the Shares.

On October 12, 2007, the last full day of trading prior to the announcement of the execution of the Merger Agreement, the reported closing price on the NYSE for the Shares was $28.34 per Share. On October 17, 2007, the last full day of trading prior to the commencement of the Offer, the reported closing price on the NYSE for the Shares was $37.76 per Share.

Shareholders are advised to obtain current market quotations for the Shares.

7. Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations.

Possible Effects of the Offer on the Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price or Merger Consideration.

Stock Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of the NYSE for continued listing on the NYSE. The rules of the NYSE establish certain criteria that, if not met, could lead to the delisting of the Shares from the NYSE. Among such criteria are the number of shareholders, the number of shares publicly held and the aggregate market value of the shares publicly held. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the NYSE for continued listing and the listing of the Shares is discontinued, the market for the Shares could be adversely affected.

If the NYSE were to delist the Shares, it is possible that the Shares would continue to trade on another securities exchange or in the over-the-counter market, and that price or other quotations would be reported by such exchange or through other sources. The extent of the public market for the Shares and the availability of such quotations would depend upon such factors as the number of shareholders and/or the aggregate market value of the publicly traded Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act, as described below, and other factors. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price or Merger Consideration.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated upon application by Tektronix to the SEC if the Shares are not listed on a “national securities exchange” and there are fewer than 300 record holders of Shares. Termination of registration of the Shares under the Exchange Act would substantially reduce the information that Tektronix is required to furnish to Tektronix shareholders and the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act and the requirements of furnishing a proxy statement in connection with shareholders’ meetings pursuant to Section 14(a) or 14(c) of the Exchange Act and the related requirement of an annual report, no longer applicable to Tektronix. If the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 promulgated under the Exchange Act with respect to “going private” transactions would no longer be applicable to Tektronix. In addition, the ability of “affiliates” of Tektronix and persons holding “restricted securities” of Tektronix to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or, with respect to certain persons, eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for stock exchange listing. It is possible that the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Parent and the Purchaser currently expect that the registration of the Shares under the Exchange Act and the listing of the Shares on the NYSE will be terminated upon completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System, which regulations have the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares for the purpose of buying, carrying or trading in securities (“Purpose Loans”). Depending upon factors such as the number of record holders of the Shares and the number and market value of publicly held Shares, following the purchase of Shares pursuant to the Offer, the Shares might no longer constitute “margin securities” for purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for Purpose Loans made by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer constitute “margin securities.”

8. Information Concerning Tektronix.

Tektronix is an Oregon corporation organized in 1946, with its headquarters located at 14200 SW Karl Braun Drive, Beaverton, Oregon 97077. Tektronix’s telephone number is (503) 627-7111.

The following description of Tektronix and its business has been taken from Tektronix’s Form 10-K for the fiscal year ended May 26, 2007, and is qualified in its entirety by reference to Tektronix’s Form 10-K for the fiscal year ended May 26, 2007:

Tektronix is a leading supplier of test, measurement, and monitoring products, solutions and services for the communications, computer, and semiconductor industries—as well as military/aerospace, consumer electronics, education, and a broad range of other industries worldwide. With over 60 years of experience, Tektronix provides general purpose test and measurement; video test, measurement, and monitoring; and communications network management and diagnostic products that enable its customers to design, build, deploy, and manage next-generation global communications networks, computing, pervasive, and advanced technologies. Tektronix derives revenue principally by developing, manufacturing, and selling a broad range of products and related components, support services, and accessories.

Tektronix is organized around two business platforms: the Instruments Business and the Communications Business. The Instruments Business includes general purpose test and measurement products; video test, measurement, and monitoring products; and Maxtek Components Corporation, which manufactures sophisticated hybrid circuits for internal use and for external sale. The Communications Business includes telecommunications network management solutions and services and network diagnostics products. Tektronix maintains operations and conducts business in four major geographies: the Americas, Europe, the Pacific, and Japan. Tektronix conducts its operations worldwide through wholly owned subsidiaries.

Tektronix is subject to the informational requirements of the Exchange Act and files reports, proxy and information statements and other information with the SEC. You may read and copy all or any portion of the reports, proxy and information statements or other information Tektronix files at the SEC’s principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section of the SEC, 100 F Street, NE Washington, D.C. 20549, after payment of fees prescribed by the SEC. Please call the SEC at (202) 551-8090 for further information on operation of the public reference rooms. The SEC also maintains a Web site which provides online access to reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at the address http://www.sec.gov.

The information concerning Tektronix contained in this Offer to Purchase has been taken from or based upon documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. None of Danaher, the Purchaser or their affiliates take responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by Tektronix to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Danaher, the Purchaser or their affiliates, except to the extent required by law.

9. Information Concerning Danaher and the Purchaser.

Danaher is a Delaware corporation with principal executive offices located at 2099 Pennsylvania Avenue, NW, 12th Floor, Washington, D.C. 20006. Danaher’s telephone number is (202) 828-0850. Danaher derives its sales from the design, manufacture and marketing of professional, medical, industrial and consumer products, which are typically characterized by strong brand names, proprietary technology and major market positions. Danaher’s business consists of four segments: Professional Instrumentation, Medical Technologies, Industrial Technologies, and Tools & Components.

The Purchaser’s principal executive offices are located c/o Danaher Corporation at 2099 Pennsylvania Avenue, NW, 12th Floor, Washington, D.C. 20006. The Purchaser’s telephone number is (202) 828-0850. The Purchaser is a newly formed Oregon corporation and an indirect wholly owned subsidiary of Danaher. The Purchaser has not conducted any business other than in connection with the Offer and the Merger.

The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the directors and executive officers of Danaher and the Purchaser are set forth in Schedule I hereto.

Danaher is subject to the informational requirements of the Exchange Act and files reports, proxy and information statements and other information with the SEC. Certain information, as of particular dates, concerning Danaher’s business, principal physical properties, capital structure, material pending legal proceedings, operating results, financial condition, directors and officers, principal holders of Danaher’s securities, any material interests of such persons in transactions with Danaher and certain other matters are required to be disclosed in proxy statements and periodic reports distributed to Danaher shareholders and filed with the SEC. You may inspect or copy these reports, proxy statements and other information at the SEC’s principal office in Washington, D.C. in the same manner as set forth with respect to Tektronix in Section 8.

Except as set forth elsewhere in this Offer to Purchase or in Schedule I hereto: (a) neither we nor any associate or majority-owned subsidiary of ours nor, to our knowledge after reasonable inquiry, any of the persons listed in Schedule I hereto or any associate or majority-owned subsidiary of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Tektronix; (b) neither we nor any associate or majority-owned subsidiary of ours nor, to our knowledge after reasonable inquiry, any of the persons listed in Schedule I hereto or any associate or majority-owned subsidiary of any of the persons so listed, has effected any transaction in the Shares or any other equity securities of Tektronix during the past 60 days; (c) neither we nor any associate or majority owned subsidiary of ours nor, to our knowledge after reasonable inquiry, any of the persons listed in Schedule I hereto or any associate or majority owned subsidiary of any of the persons so listed, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Tektronix (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); and (d) in the past two years, there have been no transactions which would require reporting under the rules and regulations of the SEC between us or any of our subsidiaries or, to our knowledge after reasonable inquiry, any of the persons listed in Schedule I hereto, on the one hand, and Tektronix or any of its executive officers, directors or affiliates, on the other hand. Linda P. Hefner, a director of Danaher, is the beneficial owner of sixty Shares through an account not personally managed by Ms. Hefner.

Except as disclosed below in Section 10, in the past two years, there have been no negotiations, transactions or material contacts between Danaher, the Purchaser or any of their respective subsidiaries, or, to the knowledge of Danaher or the Purchaser after reasonable inquiry, any of the persons listed in Schedule I hereto, on the one hand, and Tektronix or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

None of Danaher, the Purchaser or, to the best knowledge of such corporations after reasonable inquiry, any of the persons listed on Schedule I to the Offer of Purchase has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

10. Background of the Offer; Contacts with Tektronix.

Danaher continuously explores opportunities to expand its business platforms. Several years ago it identified the test and measurement business as an area of potential expansion. In the past year, Danaher identified Tektronix as a potential acquisition candidate.

On May 8, 2007, Mr. James A. Lico, Executive Vice President of Danaher, called Mr. Richard Wills, Chairman, President and Chief Executive Officer of Tektronix, and suggested a meeting to discuss the electronic test industry and potential opportunities for strategic cooperation between Danaher and Tektronix.

On May 23, 2007, Messrs. Lico and Wills met in Portland, Oregon and discussed possible areas of strategic cooperation that could benefit both of their respective businesses. In a follow-up phone conversation on June 26,

2007, Mr. Lico suggested to Mr. Wills that the parties have a follow-up meeting to be attended by Mr. H. Lawrence Culp, Jr., Danaher’s President and Chief Executive Officer, and Mr. Wills, at which meeting the companies might further explore the possibility of a transaction. Mr. Lico noted the compelling strategic fit between the companies, their complementary product offerings, the very strong competitive position of the combined businesses, Danaher’s experience with successful acquisitions, and the attractiveness of the strong culture and performance of Tektronix.

On or about July 9, 2007, Messrs. Culp, Lico and Wills, as well as Mr. James F. Dalton, Tektronix’s Senior Vice President, Corporate Development, and General Counsel met in Portland, Oregon. At that meeting, they discussed the strong strategic and financial logic of a possible combination of Danaher and Tektronix.

On July 11, 2007, Mr. Wills called Mr. Culp and indicated that the Tektronix Board desired a more specific proposal from Danaher in order to continue exploring a possible transaction.

On July 11, 2007, Danaher began working with Morgan Stanley as its financial advisor to assist it in connection with a possible business combination with Tektronix. Later in July, Danaher engaged Wachtell, Lipton, Rosen & Katz and Wilmer Cutler Pickering Hale and Dorr LLP as its legal counsel in connection with a possible business combination with Tektronix.

In a telephone conversation on July 16, 2007, Mr. Culp indicated to Mr. Wills that Danaher was preliminarily willing to consider making an offer for all outstanding Shares at a value of $39.00 or more per Share, subject to satisfactory completion of due diligence, agreement between Danaher and Tektronix on other aspects of the proposed transaction and approval by the boards of the respective companies.

On July 18, 2007, Mr. Culp and Mr. Wills had a further discussion regarding a potential transaction between Danaher and Tektronix, during which Mr. Wills indicated that he would need approximately two weeks to further consider and discuss Danaher’s proposal with the Tektronix Board. On July 23, 2007, Mr. Culp and Mr. Wills spoke again, and Mr. Wills indicated that he would be able to get back to Mr. Culp with a reaction to Danaher’s proposal after the meeting of the Tektronix Board.

On August 2, 2007, Mr. Culp and Mr. Wills spoke again regarding a potential transaction between Danaher and Tektronix. Mr. Wills conveyed that the Tektronix Board would only entertain a transaction proposal valued at between $42.00 and $43.00 per Share. Mr. Wills also informed Mr. Culp that Tektronix had engaged Goldman Sachs as its financial advisor to assist it in connection with a possible business combination with Danaher. On August 6, 2007, Mr. Culp spoke with Mr. Wills and indicated that Danaher might be able to support a transaction valued above $39.00 per share, depending on its findings in due diligence. On August 7, 2007, Mr. Wills spoke with Mr. Culp and indicated that the Tektronix Board would not provide Danaher access to due diligence at a valuation of $39.00 per share.

On August 14, 2007, Mr. Culp spoke with Mr. Wills by telephone and communicated a non-binding, indicative offer of $40.00 to $41.00 per Share for all outstanding Shares, subject to satisfactory completion of due diligence, agreement between Danaher and Tektronix on structure and terms of the proposed transaction and approval by the boards of the respective companies. Mr. Wills restated to Mr. Culp the Tektronix Board’s position that it would only entertain a transaction proposal valued at or above $42.00 per Share. Mr. Culp responded that Danaher was not prepared to propose a transaction valued at $42.00 per share.

On August 16, 2007, after a Tektronix Board meeting, Mr. Wills contacted Mr. Culp and indicated that the Tektronix Board was willing to continue discussions with Danaher regarding a potential transaction valued at between $41.00 and $42.00 per Share. Mr. Culp indicated to Mr. Wills that Danaher was not prepared to make a proposal for a transaction at $41.00 per share.

On August 29, 2007, a representative of Goldman Sachs communicated to a representative of Morgan Stanley that, based on Danaher’s indication of interest, the Tektronix Board would permit Danaher a limited period of due diligence. During the final week of August, 2007, Mr. Daniel A. Raskas, Danaher’s Vice President, Corporate Development, and Mr. Dalton tentatively arranged for due diligence meetings to take place in Portland, Oregon the week of September 3, 2007.

Danaher entered into a confidentiality agreement with Tektronix on September 3, 2007.

Representatives of Danaher and Tektronix met in Portland, Oregon on September 6 and 7, 2007. These meetings were attended by Mr. Wills and other members of Tektronix’s senior management and by Mr. Culp, Mr. Lico and other members of Danaher’s senior management. Members of Tektronix’s senior management made a presentation concerning the Tektronix business.

Over the period from September 10, 2007 to September 16, 2007, representatives of Tektronix provided information to Danaher regarding the Tektronix business, and Danaher and its advisors conducted a due diligence investigation of Tektronix.

On September 12, 2007, the Danaher Board met and Mr. Culp, Mr. Raskas, Mr. Daniel L. Comas, Executive Vice President and Chief Financial Officer of Danaher, Mr. Jonathan P. Graham, Senior Vice President-General Counsel and other members of Danaher’s management briefed the Danaher Board on the discussions with Tektronix up to that date, the results of Danaher’s due diligence up to that date and the details of the proposed transaction.

On September 17, 2007, Mr. Culp spoke with Mr. Wills by telephone and indicated that Danaher was not yet prepared to confirm its previously indicated value range as Tektronix’s sales and orders forecasts were lower than Danaher had expected based on its prior reviews and analyst projections. Mr. Culp explained that Danaher needed additional time for due diligence.

On September 18, 2007, the Tektronix Board met by conference call to discuss Tektronix’s upcoming quarterly earnings release, and Mr. Wills updated the Tektronix Board on the status of discussions with Danaher regarding a potential transaction. Following the Tektronix Board meeting, Mr. Dalton called Mr. Raskas and agreed to extend further diligence, provided that Danaher agreed to respond by September 24, 2007 with a clear position on value and timing of a proposed transaction.

Over the period from September 19, 2007 to September 21, 2007, representatives of Tektronix provided additional information to Danaher regarding the Tektronix business, and Danaher and its advisors conducted additional due diligence on Tektronix.

On September 20, 2007, Tektronix publicly announced the results of its fiscal quarter ended September 1, 2007.

On September 21, 2007, Danaher’s counsel at Wachtell, Lipton, Rosen & Katz sent to Tektronix’s counsel at Stoel Rives LLP a draft, proposed merger agreement.

On September 24, 2007, Mr. Culp spoke with Mr. Wills by telephone and indicated that Danaher was not able to support a value per Share of $40.00.

On September 25, 2007, Mr. Raskas called Mr. Dalton, who asked for a clearer statement of the value per Share that Danaher would be prepared to offer. Later that day, Messrs. Culp and Raskas called Messrs. Wills and Dalton and provided a non-binding, indicative offer of $37.00 per Share for all outstanding Shares, subject to satisfactory completion of due diligence, agreement between Danaher and Tektronix on structure and terms of the proposed transaction and approval by the boards of the respective companies.

On September 26, 2007, the Tektronix Board met by conference call, and Mr. Wills updated the Tektronix Board on the status of discussion with Danaher regarding a potential transaction.

On September 27, 2007, Tektronix hosted its annual meeting of shareholders. Later that day, Mr. Wills called Mr. Culp and indicated that the Tektronix Board could not support a proposal valued at $37.00 per Share, but that the Tektronix Board might entertain a proposal of $39.00 per share.

On or about September 27, 2007, Mr. Culp called Mr. Wills and indicated that the Danaher Board would convene to consider the proposed business combination, and the two agreed to speak on October 1, 2007.

On October 1, 2007, Mr. Culp, Mr. Raskas, Mr. Daniel L. Comas, Executive Vice President and Chief Financial Officer of Danaher, Mr. Jonathan P. Graham, Senior Vice President—General Counsel and other members of Danaher’s management presented to the Danaher Board of Directors the results of Danaher’s due diligence assessment of Tektronix and the terms of the proposed transaction. At this meeting, the Danaher Board unanimously approved the proposed acquisition of Tektronix, subject to completion of due diligence and negotiation of structure and terms to management’s satisfaction.

Later, on October 1, 2007, Mr. Culp spoke with Mr. Wills by telephone and communicated a non-binding, indicative offer of $37.50 per Share for all outstanding Shares, subject to the same conditions described above.

On October 2, 2007, Mr. Wills called Mr. Culp and indicated that he would not recommend a transaction to the Tektronix Board at $37.50 per Share, and asked for Danaher’s best and final proposal. Later that day, Mr. Culp spoke with Mr. Wills by telephone and communicated a non-binding, indicative offer of $38.00 per Share for all outstanding Shares, subject to satisfactory completion of due diligence and agreement between Danaher and Tektronix on the structure and terms of the proposed transaction. Mr. Wills called Mr. Culp that night and agreed to proceed with confirmatory due diligence on the basis of that proposal, subject to negotiation of structure and terms satisfactory to Tektronix.

Over the period from October 3, 2007 to October 13, 2007, representatives of Tektronix provided further information to Danaher regarding the Tektronix business, and Danaher and its advisors completed their due diligence investigation of Tektronix.

On October 12, 2007, the Tektronix Board met again with its advisors to discuss the status of negotiations with Danaher and the terms of the proposed business combination with Danaher. At the conclusion of the October 12, 2007 meeting, a representative of Tektronix informed Danaher that the Tektronix Board had determined that the Offer and the Merger were in the best interests of Tektronix’s shareholders and had unanimously adopted the Merger Agreement and approved related transactions.

The Merger Agreement was finalized and executed on the morning of October 14, 2007. The parties issued a press release announcing the transaction on the morning of October 15, 2007.

1 1. Purpose of the Offer; the Merger Agreement; Statutory Requirements; Dissenters’ Rights; Plans for Tektronix; “Going Private” Transactions.

(a) Purpose. The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, Tektronix. The Offer, as the first step in the acquisition of Tektronix, is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is to acquire all capital stock of Tektronix not purchased pursuant to the Offer or otherwise.

(b) The Merger Agreement. The following summary description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement itself, which we have filed as an exhibit to the Tender Offer

Statement on Schedule TO that we have filed with the SEC, which you may examine and copy as set forth in Sections 8 and 9 above.

The Offer. The Merger Agreement provides that the Purchaser will commence the Offer and that, upon the terms and subject to prior satisfaction or waiver of the conditions of the Offer, as set forth in Section 14, the Purchaser will purchase all Shares validly tendered and not withdrawn pursuant to the Offer. The Merger Agreement provides that, without the prior written consent of Tektronix, the Purchaser will not (a) decrease the Offer Price or change the form of consideration payable in the Offer, (b) decrease the number of Shares sought to be purchased in the Offer, (c) impose additional conditions to the Offer, or (d) amend any other term of the Offer in a manner adverse to the holders of Shares. If, at the then-scheduled Expiration Date, any of the conditions to the Purchaser’s obligation to accept for payment and pay for all Shares shall not have been satisfied or waived, the Purchaser may extend the Expiration Date for an additional period or periods of time of not more than ten business days each by giving oral or written notice of the extension to the Depositary; provided, however, that in the event that (a) the required waiting periods under the U.S. federal antitrust laws or under material applicable foreign statutes or regulations have not expired, we are required under the Merger Agreement to extend the Offer until the expiration or termination of the applicable waiting periods under the U.S. federal antitrust laws or any other material applicable foreign statutes or regulations, or until the End Date (defined in the Merger Agreement as February 12, 2008), and (b) as long as the Tektronix Board continues to recommend the Offer, if at any Expiration Date, any of the conditions to the Offer have not been satisfied or earlier waived, the Purchaser is required under the Merger Agreement to extend the Offer for periods of not more than five business days each until December 14, 2007.

Recommendation. Tektronix has represented to Danaher in the Merger Agreement that the Tektronix Board, at a meeting duly called and held, has (a) determined by unanimous vote that the Offer and the Merger are fair to and in the best interest of Tektronix and its shareholders, (b) approved the Offer and adopted the Merger Agreement in accordance with the OBCA, (c) recommended acceptance of the Offer and (if such approval and adoption is required by applicable law) adoption of the Merger Agreement by Tektronix shareholders and (d) taken all other action necessary to render Sections 60.801 through 60.816 and 60.825 through 60.845 of the OBCA and the rights under the Rights Agreement inapplicable to the Offer and the Merger; provided, however, that such recommendation and approval may be withdrawn, modified or amended prior to the acceptance of payment of Shares only to the extent that the Tektronix Board determines in good faith, after consultation with its outside legal counsel and financial advisors, that a takeover proposal that has been submitted and not withdrawn could reasonably be expected to lead to a Superior Proposal and it is necessary to take such action to comply with fiduciary duties to Tektronix shareholders under applicable law.

Directors. The Merger Agreement provides that, subject to compliance with applicable law, Danaher, promptly upon the payment by the Purchaser for Shares pursuant to the Offer, and from time to time thereafter, is entitled to designate that number of directors, rounded up to the next whole number, on the Tektronix Board as is equal to the product of the total number of directors on the Tektronix Board (determined after giving effect to the directors so elected pursuant to such provisions) multiplied by the percentage that the aggregate number of Shares beneficially owned by Danaher or its affiliates bears to the total number of Shares then outstanding; provided, however, that Danaher shall be entitled to designate at least a majority of the directors on Tektronix’s Board, as long as Danaher and its affiliates beneficially own a majority of the Shares of Tektronix. Tektronix shall, upon request of Danaher, promptly take all actions necessary to cause designees to be so elected, including, if necessary, seeking the resignations of one or more existing directors; provided, however, that, prior to the time the Merger becomes effective (the “Effective Time”), the Tektronix Board shall always have at least two members who were members of the Tektronix Board as of immediately prior to payment by the Purchaser for Shares pursuant to the Offer (the “Company Directors”). If the number of Company Directors is reduced below two prior to the Effective Time, the remaining director who is a Company Director will be entitled to designate a person who is not an officer, director, employee or designee of the Purchaser or any of its affiliates to fill such vacancy. At each such time as Danaher is entitled to designate directors on the Tektronix Board, Tektronix will, subject to any limitations imposed by applicable law, also cause each committee of the Tektronix Board, the board of directors of each of the subsidiaries of Tektronix and each committee of such board of directors of each of the subsidiaries to include persons designated by Danaher constituting at least the same percentage of each such committee or board as Danaher’s designees constitute on the Tektronix Board.

Following the election or appointment of Danaher’s designees and prior to the Effective Time, any amendment or termination of the Merger Agreement by Tektronix, any extension by Tektronix of the time for performance of any of the obligations or other acts of Danaher or the Purchaser, any waiver of any of Tektronix’s rights under the Merger Agreement or any other actions taken by Danaher or the Purchaser will require the concurrence of a majority of the directors of Tektronix then in office who are Company Directors (or in the case where there are two or fewer directors who are Company Directors, the concurrence of one director who is a Company Director) if that amendment, termination, extension or waiver would be reasonably likely to have an adverse effect on the minority Tektronix shareholders.

The Merger. The Merger Agreement provides that, at the Effective Time, the Purchaser will be merged with and into Tektronix. Following the Merger, the separate corporate existence of the Purchaser will cease and Tektronix will continue as the surviving corporation (the “Surviving Corporation”) and an indirect wholly owned subsidiary of Danaher.

Tektronix has agreed pursuant to the Merger Agreement that, if required by applicable law in order to consummate the Merger, it will: (a) duly call, give notice of, convene and hold a special meeting of Tektronix shareholders as promptly as practicable following the acceptance for payment of and payment for Shares by the Purchaser pursuant to the Offer (or if the Purchaser has provided for a subsequent offering period after the Expiration Date in accordance with the Merger Agreement, as promptly as practicable following the expiration of such subsequent offering period) for the purpose of approving the Merger Agreement; (b) prepare and file with the SEC a preliminary proxy statement relating to the Merger Agreement, and use its reasonable best efforts (1) to obtain and furnish the information required to be included by the SEC in the definitive proxy statement (the “Proxy Statement”) and, after consultation with Danaher, to respond promptly to any comments made by the SEC with respect to the preliminary proxy statement and to cause the Proxy Statement to be mailed to its shareholders and (2) to obtain the necessary approvals of the Merger and the Merger Agreement by Tektronix shareholders; (c) subject to the fiduciary duties of the Tektronix Board, include in the Proxy Statement the recommendation of the Tektronix Board that Tektronix shareholders vote in favor of the approval of the Merger and the Merger Agreement and (d) include in the Proxy Statement the opinion of Goldman Sachs. Danaher has agreed in the Merger Agreement that it will vote, or cause to be voted, all of the Shares then owned by it, the Purchaser or any of Danaher’s other subsidiaries in favor of the approval of the Merger and the Merger Agreement.

The Merger Agreement further provides that, notwithstanding the foregoing, if Danaher, the Purchaser or any other of Danaher’s subsidiaries acquires at least 90% of the outstanding Shares pursuant to the Offer or otherwise, the parties to the Merger Agreement will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the acceptance for payment of and payment for the Shares by the Purchaser pursuant to the Offer without a meeting of the Tektronix shareholders in accordance with Section 60.491 of the OBCA.

Top-Up Option. Tektronix granted to the Purchaser an irrevocable option to purchase, at a price per share equal to the price to be paid in the Offer, a number of Shares that, when added to the number of Shares owned by Danaher or the Purchaser immediately following consummation of the Offer, equals one Share more than 90% of the Shares then outstanding on a fully diluted basis (excluding Shares issuable upon conversion of the Tektronix Convertible Notes) (the “Top-Up Option”). Pursuant to the Top-Up Option, Tektronix would only be required to issue up to that number of Tektronix Shares that would not require a vote of Tektronix’s shareholders to authorize additional shares of capital stock under the Articles of Incorporation of Tektronix or the NYSE rules up to a maximum of 19.9% of outstanding Shares as of immediately prior to the issuance of shares pursuant to the Top-Up Option.

Charter, By-laws, Directors and Officers. The Articles of Incorporation of the Purchaser, as in effect immediately prior to the Effective Time, will be the Articles of Incorporation of the Surviving Corporation, until amended afterward in accordance with the provisions of the Articles of Incorporation of the Surviving Corporation and applicable law; provided, however, that such amendments are consistent with the rights of directors and officers to indemnification and insurance as described below under “Indemnification, Directors’ and Officers’ Insurance.” The Bylaws of the Purchaser in effect at the Effective Time will be the Bylaws of the Surviving Corporation, until amended afterward in accordance with the provisions of the Bylaws of the Surviving Corporation and applicable law; provided, however, that such amendments are consistent with the rights of directors and officers to indemnification and insurance as described below under “Indemnification, Directors’ and Officers’ Insurance.” Subject to applicable law, (a) the directors of the Purchaser immediately prior to the Effective Time will be the directors of the Surviving Corporation and will hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal, and (b) the individuals specified by Danaher prior to the Effective Time will be the initial officers of the Surviving Corporation and will hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Conversion of Securities. By virtue of the Merger and without any action on the part of the holders of the Shares, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (a) any Shares held by Danaher or the Purchaser, which Shares, by virtue of the Merger and without any action on the part of the holder of those shares, will be canceled and retired and will cease to exist with no payment being made with respect thereto (b) any Shares held by a holder who has not voted in favor of the Merger or consented in writing and who is entitled to dissenter’s rights, if any, with respect to the Merger and has demanded appraisal for those shares in accordance with the OBCA (“Dissenting Shares”), and (c) any Shares held by any wholly owned subsidiary of Danaher (other than the purchaser), the Purchaser of Tektronix, which Shares shall remain outstanding except that the number of such Shares shall be approximately adjusted in the Merger), will be canceled and retired and will be converted into the right to receive the Merger Consideration, without interest, upon surrender of the Share Certificate formerly representing that Share. At the Effective Time, each share of common stock of the Purchaser, issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become one validly issued, fully paid and non-assessable share of common stock, without par value, of the Surviving Corporation.

Treatment of Options and Other Awards.

Stock Options. Under the Merger Agreement, outstanding options to acquire Tektronix common stock under Tektronix’s stock option and stock incentive plans, including those held by Tektronix executive officers, will be treated as follows in the Merger:

•

Stock options that (i) are vested as of the Effective Time, (ii) are scheduled to vest by January 31, 2008, (iii) would by their terms vest in connection with the Merger and (iv) for each optionholder, additional options that are scheduled to vest after January 31, 2008 (the “Longer Term Options”) having an aggregate spread of up to $50,000 (starting with the options having the shortest remaining vesting period and rounding up to the nearest whole share) will, as soon as practicable after the Effective Time, be cashed out for the amount (if any) by which $38.00 exceeds the exercise price per share of Tektronix common stock subject to such option; and

•

Any stock options that remain unvested (including all Longer Term Options exceeding the $50,000 aggregate limit for cash payment) will automatically be converted at the Effective Time into options to purchase that number of common shares of Danaher, equal to the number of shares of Tektronix common stock subject to the stock option immediately prior to the Effective Time, multiplied by the ratio of the $38 over the average closing price of Danaher common stock on the last ten trading days immediately prior to the Effective Time (such ratio, the “Exchange Ratio”), rounded down to the nearest whole share. The exercise price per share will be equal to the exercise price per share that existed under the corresponding Tektronix stock option divided by the Exchange Ratio, rounded up to the nearest whole cent. One-fifth of the shares subject to these options will vest on each of the first five anniversaries of the Effective Time, and holders of these options generally will not be entitled to accelerated vesting of the options upon termination of employment.

Restricted Shares and Restricted Share Units. Under the Merger Agreement, outstanding restricted stock units and share rights (“RSUs”) and outstanding shares of restricted stock under the Tektronix’s stock option and stock incentive plans, including those held by Tektronix executive officers, will be treated as follows in connection with the Merger:

•

Restricted stock and RSUs that (i) are vested as of the Effective Time, (ii) are scheduled to vest by January 31, 2008, (iii) would by their terms vest in connection with the Merger (including share rights granted under the Inet Technologies, Inc. stock plan prior to the date of the Merger Agreement) and (iv) for each holder, additional restricted stock and RSUs, as applicable, having a collective aggregate value of the excess of the positive difference, if any, between $25,000 and the spread of the Longer Term Options that were cashed out in connection with the Merger will, as soon as practicable after the Effective Time, be cashed out for an amount equal to $38.00 per share of Tektronix common stock subject to the award;

•

Any restricted stock that remains unvested will automatically be converted at the Effective Time into that number of restricted shares of Danaher common stock equal to the product of (i) 1.2 multiplied by (ii) (x) the number of shares of Tektronix common stock related to the restricted stock award immediately prior to the Effective Time multiplied by (y) the Exchange Ratio. These Danaher restricted shares will vest as to one-sixth of the shares underlying the award on each of the first four anniversaries of the Effective Time and as to two-sixths of the shares underlying the award on the fifth anniversary of the Effective Time, and holders generally will not be entitled to accelerated vesting of these Danaher restricted shares upon termination of employment; and

•

Any RSUs that remain unvested will automatically be converted at the Effective Time into that number of restricted stock units settleable in Danaher common stock (“Parent RSUs”), equal to the product of (i) 1.2 multiplied by (ii) (x) the number of shares of Tektronix common stock related to the RSUs immediately prior to the Effective Time multiplied by (y) the Exchange Ratio. These Parent RSUs will vest and be settled as to one-sixth of the shares underlying the award on each of the first four anniversaries of the Effective Time and as to two-sixths of the shares underlying the award on the fifth anniversary of the Effective Time, and holders generally will not be entitled to accelerated vesting of the Parent RSUs upon termination of employment.

Deferred Compensation Plans. Immediately prior to the Effective Time, all amounts held in participant accounts and denominated in Tektronix common shares, either under Tektronix’s nonqualified deferred compensation plans or pursuant to individual deferred compensation agreements, will be converted into the right to receive $38.00 per each share of Company Shares deemed held in a participant’s account. These obligations will vest and be payable or distributable in accordance with the terms of the agreement, plan or arrangement relating to the underlying amounts.

Employee Stock Purchase Plan. Tektronix has terminated its Employee Stock Purchase Plan effective as of its entry into the Merger Agreement. In connection with this termination, all cash and shares of Tektronix common shares held in participants’ accounts under the Plan will be distributed to the participants (or to their order) as soon as practicable after Tektronix’s entry into the Merger Agreement.

Representations and Warranties. Pursuant to the Merger Agreement, Tektronix has made customary representations and warranties to Danaher and the Purchaser with respect to, among other matters, its organization and qualification, capitalization, subsidiaries, authority, required filings, consents, public filings, financial statements, maintenance of disclosure controls and procedures under applicable federal securities laws, undisclosed liabilities, environmental matters, compliance with law, litigation, employee benefit plans, labor matters, material contracts, opinion of financial advisor, information to be included in the Schedule 14D-9, the Proxy Statement or the other documents required to be filed with the SEC or any other governmental entity in connection with the transactions contemplated by the Merger Agreement, insurance, intellectual property, taxes, relationships with customers and suppliers and other third-party business partners, certain matters relating to the Rights Agreement and state takeover laws, product liability, broker fees, property, assets, transactions involving Tektronix affiliates, government contracts, compliance with Rule 14d-10(d)(2) under the Exchange Act with regard to employment arrangements with certain securityholders and the absence of any material adverse effect on Tektronix. Danaher and the Purchaser have made customary representations and warranties to Tektronix with respect to, among other matters, their organization, qualifications, authority, required filings, consents, information to be included in the certain documents required to be filed with the SEC or any other governmental entity in connection with the transactions contemplated by the Merger Agreement, ownership and lack of prior activities of the Purchaser and availability of funds. Some of the representations and warranties are qualified by a “Material Adverse Effect” standard.

Material Adverse Effect. Under the Merger Agreement, a “Material Adverse Effect” means, with respect to a person, any change, effect, event, occurrence or state of facts (each an “Effect”) that would or would reasonably be expected (individually or in the aggregate) to: (i) be materially adverse to the business, assets, liabilities, condition (financial or otherwise) or results of operations of such person and its subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed, either alone or in combination, to constitute, and no Effect to the extent arising from or attributable to any of the following shall be taken into account in determining whether there has been or would reasonably be expected to be a Material Adverse Effect: (A) the public announcement or pendency of the Merger Agreement or any of the transactions contemplated thereby, including the impact thereof to the extent arising therefrom on the relationships of Tektronix with customers, suppliers, distributors, consultants, employees or independent contractors or other third parties with whom Tektronix has any relationship; (B) conditions affecting the industries in which Tektronix operates or participates, the U.S. economy or financial markets or any foreign markets or any foreign economy or financial markets in any location where Tektronix has material operations or sales, any acts of God, calamities, acts of war or terrorism, or any escalation thereof; (C) any change in GAAP or applicable law (or binding interpretation thereof); (D) any material breach by Danaher or the Purchaser of the Merger Agreement; (E) the taking of any action by Danaher or any of Danaher’s subsidiaries in violation of the Merger Agreement; (F) any failure of Tektronix or its subsidiaries, in and of itself, to meet analysts’ or internal earnings estimates or financial projections (for the avoidance of doubt, it being understood that any of the underlying causes or subsequent effects of, and any Effect giving rise or contributing to, such failure shall be taken into account in making any such determination); provided that clauses (B) and (C) shall not apply to the extent that any such Effect disproportionately affects Tektronix and its subsidiaries, taken as a whole, relative to similarly situated companies in the industries in which Tektronix or such subsidiaries operate; or (ii) have a material adverse effect on the ability of such party timely to consummate the transactions contemplated by the Merger Agreement.

Covenants. The Merger Agreement obligates Tektronix and its subsidiaries, from the date of the Merger Agreement until the Effective Time, to conduct their operations only in the ordinary and usual course of business consistent with past practice, and obligates Tektronix to use (and to ensure that each of its subsidiaries uses) its reasonable best efforts to preserve intact its business organization, to keep available the services of its present officers and key employees and to preserve the goodwill of those having business relationships with it. The Merger Agreement also contains specific restrictive covenants as to certain impermissible activities of Tektronix prior to the Effective Time, which provide that Tektronix will not (and will not permit any of its subsidiaries to) take certain actions without the prior written consent of Danaher, including, among other things, actions related to amendments to the Restated Articles of Incorporation (the “Articles of Incorporation”) or the Bylaws of Tektronix, issuances or sales of its securities, changes in capital structure, dividends and other distributions, repurchases or redemptions of securities, increases in compensation or adoption of new benefit plans, acquisitions or dispositions, incurrence of indebtedness, and certain other events or transactions, subject to specified exceptions.

No Solicitation. The Merger Agreement requires Tektronix to, and to cause its officers, directors, employees and representatives to, cease immediately any existing activities, discussions or negotiations with any person with respect to any Takeover Proposal (as defined below) and terminate third-party access to any non-public information about Tektronix. The Merger Agreement further provides that Tektronix and its subsidiaries will not, and that Tektronix will cause its and its subsidiaries’ officers, directors, employees, agents and representatives not to, directly or indirectly, initiate, solicit or encourage, or take any other action to facilitate, any inquiries or the making of any proposal or offer with respect to, or a transaction to effect, (a) any direct or indirect acquisition or purchase of (1) assets of Tektronix and its subsidiaries that generate 15% or more of their net revenues or net income or that represent 15% or more of their total assets or of any one or more subsidiaries whose business constitutes 15% or more of the net revenues, net income or total assets of Tektronix and its subsidiaries, taken as a whole or (2) 15% or more of any class of equity securities of Tektronix or any of its subsidiaries, (b) any purchase or sale of, or tender or exchange offer for, capital stock of Tektronix or its subsidiaries that would result in any person beneficially owning 15% or more of any class or voting power of Tektronix, or (c) any merger, consolidation, business combination, recapitalization or similar transaction involving Tektronix or any combination of Tektronix’s subsidiaries whose business constitutes 15% or more of the net revenues, net income or total assets of Tektronix and its subsidiaries, taken as a whole (a “Takeover Proposal”). In addition, except in the limited circumstances described below, Tektronix and its subsidiaries may not discuss with or provide any information to any person relating to a Takeover Proposal, engage in any negotiations concerning a Takeover Proposal, make or authorize any statement, recommendation or solicitation in support of any Takeover Proposal, or enter into any letter of intent, arrangement, understanding or agreement regarding any Takeover Proposal.

However, prior to the purchase of Shares pursuant to the Offer, Tektronix may participate in discussions with any person who has made an unsolicited Takeover Proposal and furnish information to such person pursuant to a confidentiality and standstill agreement having terms at least as favorable to Tektronix as the confidentiality agreement entered into between Danaher and Tektronix, if and only to the extent that (a) the Tektronix Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that (1) such Takeover Proposal could reasonably be expected to lead to a Superior Proposal (as defined below) and the failure to do so would be reasonably likely to constitute a failure to comply with its fiduciary duties to Tektronix shareholders under applicable law, (b) the Takeover Proposal was not solicited in contravention of the non-solicitation provisions of the Merger Agreement and none of Tektronix or any of its subsidiaries or any of their respective directors, officers, employees, agents and representatives had breached the non-solicitation provisions (other than immaterial breaches or breaches that did not result in the making of such Takeover Proposal) and (c) Tektronix provides 24 hours’ prior written notice to Danaher of its decision to take such action. “Superior Proposal” means a bona fide written proposal for a Takeover Proposal (substituting references in the definition of “Takeover Proposal” to “15%” with “more than 50%”) on terms that the Tektronix Board in good faith concludes (after consulting with its financial advisors and outside counsel), taking into account, among other things, the likelihood and timing of consummation and all legal, financial, regulatory and other aspects of the proposal and the person making it, is more favorable to Tektronix’s shareholders than the transactions contemplated by the Merger Agreement. If the Tektronix Board determines after consulting with its financial advisors and outside legal counsel that such Takeover Proposal is a Superior Proposal and it is necessary to do so to comply with fiduciary duties to Tektronix shareholders under applicable law, Tektronix may effect a Change in the Company Recommendation (as defined in the Merger Agreement) and waive any standstill provisions with respect to such Superior Proposal. A “Change in the Company Recommendation” is defined as (i) withdrawing, modifying, or qualifying, or proposing publicly to withdraw, modify or qualify, in any manner adverse to Danaher, Tektronix’s approval of the Merger Agreement, the Merger or the recommendation of the Tektronix Board that shareholders tender their shares pursuant to the Offer, (the “Tektronix Recommendation”), (ii) approving or recommending, or proposing publicly to approve or recommend, or failing to publicly recommend against with ten business days, any takeover proposal, (iii) failing to include the Tektronix Recommendation in Tektronix’s Schedule 14d-9 or any Proxy Statement, if application, or (iv) resolving or agreeing to do any of the foregoing. Any such change in the recommendation by the Tektronix Board may result in the payment of a fee to Danaher. See “—Termination” and “—Fees and Expenses”.

The Merger Agreement provides that Tektronix shall as promptly as practicable (and in any event within one business day) advise Danaher of any Takeover Proposal, inquiry with respect to a Takeover Proposal or of any request for information relating to a Takeover Proposal, the material terms and conditions of such Takeover Proposal or request and the identity of the person making such Takeover Proposal, inquiry or request. Tektronix shall as promptly as practicable (and in any event within one business day) provide Danaher with a copy of any written request or Takeover Proposal or inquiry (and all related documents) and keep Danaher promptly informed of the status and details (including any amendments or proposed amendments) of any such inquiry, request or Takeover Proposal and shall promptly provide Danaher with a copy of any non-public information furnished to the person who made such Takeover Proposal, inquiry or request and not previously provided to Danaher. Each amendment or revision to any Takeover Proposal or Superior Proposal constitutes a new Takeover Proposal, provided that Tektronix need not enter into a new confidentiality agreement with respect to such an amended Takeover Proposal if a compliant confidentiality agreement is already in place.

The Merger Agreement further provides that, through the Effective Time, Tektronix will not, except as permitted by the Merger Agreement, in connection with a Superior Proposal, terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which it or any of its respective subsidiaries is a party, other than client and customer agreements entered into by Tektronix or its subsidiaries in the ordinary course of business consistent with past practice. Tektronix has agreed to inform Danaher of any actual or threatened breaches of any such confidentiality or standstill agreement and of requests to terminate, amend, modify or waive the provisions of any such agreement, and of the identity of the person making the request or committing or threatening a breach.

Access to Information. The Merger Agreement provides that, upon reasonable notice and subject to applicable law, through the Effective Time, Tektronix will give (and will cause its subsidiaries and their respective representatives to give) Danaher and the Purchaser and their representatives reasonable access, during normal business hours, to the properties, personnel, books and records (electronic or otherwise) of Tektronix and its subsidiaries, and will provide Danaher and the Purchaser copies of documents filed with any governmental entity during this period, and, upon reasonable request, other information with respect to the business and operations of Tektronix and its subsidiaries.

Efforts. Subject to the terms and conditions provided in the Merger Agreement, each of Tektronix, Danaher and the Purchaser will use (and will cause each of its subsidiaries to use) its reasonable best efforts to take or cause to be taken all actions, and will cooperate with the other parties in doing all things, necessary, proper or advisable under applicable law to consummate the Offer and the Merger. Each of the parties to the Merger Agreement also has agreed to use its reasonable best efforts to obtain as promptly as practicable all clearances and consents of any governmental entity or any other person required in connection with, and waivers of any violations that may be caused by, the consummation of the transactions contemplated by the Merger Agreement; provided, however, that Tektronix may not, without Danaher’s written consent, and Danaher will not be required to divest, hold separate or otherwise materially restrict the use or operation of any portion of their businesses or assets or those of their subsidiaries.

Public Announcements. The Merger Agreement provides that Tektronix, on the one hand, and Danaher and the Purchaser, on the other hand, agree to consult promptly with each other prior to issuing any press release or otherwise making any public statement with respect to the Offer, the Merger and the other transactions contemplated by the Merger Agreement, agree to provide to the other party for review a copy of any such press release or statement, and shall not issue any such press release or make any such public statement without the written approval of the other, unless required by applicable law or any listing agreement with a securities exchange.

Indemnification; Insurance. Pursuant to the Merger Agreement, Danaher has agreed that from and after the Expiration Date, Tektronix and the Surviving Corporation will, and Danaher will cause Tektronix and the Surviving Corporation to, indemnify and hold harmless each present and former director and officer of Tektronix against any costs or expenses (including attorneys’ fees), damages or liabilities incurred in connection with any claim by reason of the fact that such individual is or was a director or officer of Tektronix in respect of actions or omissions occurring at or prior to the Effective Time, to the fullest extent permitted under Tektronix’s Articles of Incorporation and Bylaws. Danaher has also agreed that from and after the Effective Time and subject to certain limitations, the Surviving Corporation will purchase and maintain a six-year extended reporting period endorsement under Tektronix’s directors’ and officers’ liability insurance covering acts or omissions occurring prior to the Effective Time with respect to Tektronix’s officers and directors who are currently covered by its directors’ and officers’ liability insurance policy on terms no less favorable than those of the policy currently in effect (subject to certain financial limits). In the event that Danaher or the Surviving Corporation consolidates or merges with another person or transfers substantially all of its assets to another person, it shall take necessary actions to assure that these obligations are assumed.

Notification of Certain Matters. Danaher and Tektronix have agreed to promptly notify each other of (a) the occurrence or non-occurrence of any fact or event which would be reasonably expected (1) to cause any representation or warranty contained in the Merger Agreement to be untrue or inaccurate in any material respect at any time prior to the Effective Time or (2) to cause any covenant, condition (including any condition to the Offer) or agreement under the Merger Agreement not to be complied with or satisfied and (b) any failure of Tektronix, Danaher or the Purchaser, as the case may be, to comply with or satisfy any covenant, condition (including any condition to the Offer) or agreement to be complied with or satisfied by it under the Merger Agreement. Each of Tektronix, Danaher and the Purchaser is also required to give prompt notice to the other parties of any notice or communication from any third party alleging that the consent of that third party is or may be required in connection with the transactions contemplated by the Merger Agreement.

Rights Agreement. Tektronix has amended the Rights Agreement so that Danaher and the Purchaser are each exempt from the definition of “Acquiring Person” contained in the Rights Agreement and that no “Stock Acquisition Date,” “Distribution Date,” “Section 11(h) Event,” or “Section 13 Event” (as such terms are defined in the Rights Agreement) will occur as a result of the execution or delivery of the Merger Agreement, the making of the Offer, the acquisition of Shares pursuant to the Offer or the consummation of the Merger and the other Transactions contemplated by the Merger Agreement. In addition, the Rights Agreement will terminate and Rights will expire immediately prior to the Effective Time. Tektronix has also agreed in the Merger Agreement that so long as the Merger Agreement is in effect it will not (a) redeem the Rights, (b) further amend the Rights Agreement or (c) take any action which would allow any Person (as defined in the Rights Agreement) other than Danaher or the Purchaser to acquire beneficial ownership of 15% or more of the Company Shares without causing a Stock Acquisition Date, a Distribution Date or a Section 11(h) Event or a Section 13 Event (as each such term is defined in the Rights Agreement) to occur.

State Takeover Laws. The Merger Agreement provides that Tektronix, upon the request of the Purchaser, will take all reasonable steps to assist in any challenge by the Purchaser to the validity or applicability to the transactions contemplated by the Merger Agreement, including the Offer and the Merger, of any state takeover law and to grant such additional approvals and take such additional actions as may be reasonably necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the contemplated terms and otherwise act to eliminate or minimize the effects of such takeover law on the Merger and the other transactions contemplated hereby.

Employee Benefit Plans and Agreements. The Merger Agreement provides that, from and after the Effective Time, Danaher will honor, or Danaher will cause to be honored, obligations under Tektronix’s employee benefit arrangements and employment agreements of Tektronix in accordance with their terms and applicable law. The Merger Agreement also provides that, following the Effective Time, active employees of Tektronix and its subsidiaries may, at Danaher’s discretion, continue in Tektronix’s employee benefit arrangements or become eligible for the employee benefit plans and arrangements of Danaher or its affiliates on substantially the same terms as they are generally offered from time to time to similarly situated employees of Danaher and its affiliates. Danaher will also recognize past service of active employees of Tektronix and its subsidiaries for purposes of vesting and eligibility, but not benefit accrual, under Danaher’s and its subsidiaries benefit plans in which these employees participate after the Effective Time. Danaher has also agreed to, or to cause the surviving corporation to, provide employees terminated within 18 months following the Effective Time with severance benefits equal to those that the employees would have been entitled to under Tektronix’s severance plan as in effect as of May 26, 2007. Tektronix has generally agreed to freeze participation in, and further deferral of compensation under, its nonqualified deferred compensation plans prior to the Effective Time. Tektronix has also agreed to comply in full with Rule 14-10(d)(2) under the Exchange Act with regard to employment arrangements with covered securityholders.

Cooperation. Tektronix has agreed to cooperate with Danaher with respect to any actions Danaher may request to be taken in connection with the Tektronix Convertible Notes, the registration rights agreement pertaining to the Tektronix Convertible Notes, various hedge and warrant transactions, and Tektronix’s existing credit facilities. Prior to the date on which Danaher accepts for payment and pays for Shares tendered in the Offer (the “Acceptance Date”), Tektronix shall not be required to incur any material amount of out-of-pocket expenses as a result of actions requested by Danaher with respect to the foregoing unless Danaher has agreed to reimburse Tektronix for such out-of-pocket expenses nor shall Tektronix be required to take any action that is not conditioned upon the occurrence of the Acceptance Date which would reasonably be expected to expose Tektronix to material liability or expense if the Acceptance Date fails to occur. All actions, notices, announcements and other documentation related to the Tektronix Convertible Notes, the registration rights agreement, the governing indenture or the hedge and warrant transactions as well as whether Tektronix settles any conversion obligations with respect to the Tektronix Convertible Notes in whole or in part in Shares or in cash is also subject to Danaher’s prior written approval.

Conditions to Consummation of the Merger. Pursuant to the Merger Agreement, the respective obligations of Danaher, the Purchaser and Tektronix to consummate the Merger are subject to the satisfaction, at or before the Effective Time, of each of the following conditions: (a) Tektronix shareholders shall have duly approved the transactions contemplated by the Merger Agreement if required by applicable law; (b) the Purchaser shall have accepted for payment and paid for Shares in an amount sufficient to meet the Minimum Condition and otherwise pursuant to the Offer in accordance with the terms of the Merger Agreement; (c) consummation of the Merger shall not be restrained, enjoined or prohibited by any order, judgment, decree, injunction or ruling of a court of competent jurisdiction or any governmental entity and there shall not have been any statute, rule or regulation enacted, promulgated or deemed applicable to the Merger by any governmental entity, or other legal restraint or prohibition, which prevents the consummation of the Merger or has the effect of making the acquisition of the Shares in the Merger illegal; and (d) any waiting period (and any extension thereof) under the HSR Act or under any material applicable foreign statutes or regulations applicable to the Merger shall have expired or terminated, or, where applicable, approval shall have been obtained.

Termination. The Merger Agreement may be terminated and the Merger may be abandoned under the following circumstances:

(a) at any time prior to the Effective Time, notwithstanding approval thereof by Tektronix shareholders, by the mutual written consent of Danaher and Tektronix, by action of their respective Boards of Directors;

(b) by Tektronix if the Purchaser had failed to commence the Offer by October 24, 2007 (since the Offer has been commenced, this right is no longer applicable);

(c) by Danaher or Tektronix if (i) the Purchaser shall not have accepted for payment and paid for the Shares pursuant to the Offer in accordance with the terms hereof and thereof on or before February 12, 2008 (the “End Date”) or (ii) the Offer is terminated or withdrawn pursuant to its terms and the terms of the Merger Agreement without any Shares being purchased under the Offer, other than due to a breach by the terminating party of the Merger Agreement;

(d) at any time prior to the Effective Time, notwithstanding approval thereof by Tektronix shareholders, by Danaher or Tektronix if any court of competent jurisdiction or other governmental entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting or making illegal the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger and that order, decree or ruling or other action shall have become final and nonappealable, provided that the party seeking to terminate the Merger Agreement shall have used its reasonable best efforts to prevent the entry of and to remove or lift such order, decree or ruling;

(e) by Tektronix prior to the purchase of Shares pursuant to the Offer, if the Tektronix Board shall have determined to recommend a Superior Proposal to its shareholders and to enter into a binding written agreement concerning that Superior Proposal after making the determination described under “—No Solicitation” above; provided that the termination described in this paragraph shall not be permissible unless and until (i) Tektronix shall have provided the Purchaser and Danaher prior written notice at least four business days prior to such termination that the Tektronix Board has authorized and intends to effect the termination of the Merger Agreement pursuant to this paragraph, including copies of all forms of proposed agreements, arrangements and understandings (including amendments) supplied by third parties and/or forms of definitive agreements (including amendments) between Tektronix and any third parties, (ii) the Tektronix Board shall have determined, in good faith and after consultation with its outside legal counsel and financial advisors, that the foregoing Takeover Proposal constituted, at the time of such determination to terminate the Merger Agreement, and, at the end of the four business day period referenced above, still constitutes a Superior Proposal taking into account any changes to the Merger Agreement proposed by Danaher and the Purchaser, and (iii) prior to such termination Tektronix shall have paid to Danaher the Termination Fee (as defined below) and the Expense Fee (as defined below);

(f) by Danaher, prior to the purchase of Shares pursuant to the Offer, if (i) the Tektronix Board shall have effected a Change in the Company Recommendation (as described under “—No Solicitation” above), (ii) the Tektronix Board shall have approved or recommended a Takeover Proposal or entered into any agreement (other than a confidentiality agreement as permitted by the Merger Agreement) with respect to a Takeover Proposal or taken any action to exempt a Takeover Proposal from any takeover law or the Rights, (iii) Tektronix, any of its subsidiaries or any of their respective directors, officers, employees, agents or representations shall have willfully and materially breached their obligations described under “No Solicitation” above, (iv) the Tektronix Board shall have adopted a resolution or publicly proposed to effect any of the foregoing or (v) a Takeover Proposal shall have been publicly announced and the Tektronix Board shall not have, within ten business days thereof, rejected such Takeover Proposal and reaffirmed its support for the transactions contemplated by the Merger Agreement;

(g) by Tektronix, prior to the purchase of Shares pursuant to the Offer, if Danaher or the Purchaser shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (i) would reasonably be expected to result in a material adverse effect on Danaher or the Purchaser (without giving effect to any exception or qualification as to materiality or Material Adverse Effect in any such representation, warranty, covenant or agreement) or a failure of a condition to the Merger or to the Offer to be satisfied or the failure of the Effective Time to occur and (ii) is not, or cannot be, cured within thirty days after written notice thereof is provided by Tektronix to Danaher; provided, however, that Tektronix may not terminate the Merger Agreement pursuant to this provision if in material breach of the Merger Agreement; or

(h) by Danaher, prior to the purchase of Shares pursuant to the Offer, if Tektronix shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (i) would reasonably be expected to have a material adverse effect on Tektronix (without giving effect to any exception or qualification as to materiality or material adverse effect in any such representation, warranty, covenant or agreement) or result in a failure of a condition to the Merger or the Offer to be satisfied or failure of the Offer to be consummated and (ii) is not, or cannot be, cured within thirty days after written notice thereof is provided by Danaher to Tektronix; provided, however, that Danaher may not terminate the Merger Agreement pursuant to this provision if in material breach of the Merger Agreement.

In the event of the termination of the Merger Agreement in accordance with its terms, the Merger Agreement will become void and have no effect, without any liability on the part of any party or its directors, officers or shareholders, other than certain specified provisions, which shall survive any such termination; provided, that no party would be relieved from liability for any willful breach of the Merger Agreement.

Fees and Expenses. Except as provided below, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Offer, the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring those costs and expenses. In the event that the Merger Agreement is terminated pursuant to paragraph (e) or (f) under “—Termination” above, then Tektronix will promptly, and in any event within one business day after such termination, or, in the case of a termination by Tektronix, prior to such termination, pay Danaher a termination fee of $105,000,000 (the “Termination Fee”). In the event that the Merger Agreement is terminated pursuant to paragraph (c) under “—Termination” above and at the time of such termination (A) a Takeover Proposal shall have been publicly announced and (B) the Minimum Condition shall not have been satisfied at the Expiration Date (at a time when all other conditions to the Purchaser’s obligation to accept for payment and pay for Shares tendered in the Offer set forth in the first paragraph and clauses (a) and (b) of Annex I to the Merger Agreement shall have been satisfied), (i) then Tektronix shall promptly (and in any event within one business day after such termination) pay Danaher an amount equal to $15,000,000 (the “Expense Fee”) and (ii) if, within 12 months of the date of such termination a transaction constituting a Takeover Proposal (except that for this purpose references in the definition of “Takeover Proposal” to “15%” shall be “40%”) (A) is publicly announced or entered into which is subsequently consummated or (B) is consummated, Tektronix shall, prior to or simultaneously with the consummation of such transaction, pay Danaher an amount equal to the Termination Fee minus the amount of any Expense Fee previously paid. In the event that Tektronix terminates the Merger Agreement at a time when Danaher or the Purchaser would have had the right to terminate the Merger Agreement, Danaher is entitled to receive any Termination Fee and/or Expense Fee that would have been (or would have subsequently become) payable had Danaher terminated the Merger Agreement at such time.

Amendment. The Merger Agreement may be amended, in writing, by Tektronix, Danaher and the Purchaser at any time before or after any approval of the Merger Agreement by Tektronix shareholders but, after any such approval, no amendment will be made which decreases the price to be paid in the Merger or which adversely affects the rights of Tektronix shareholders thereunder without the approval of Tektronix shareholders.

Extension; Waiver. Subject to the Merger Agreement, at any time prior to the Effective Time, Danaher and the Purchaser, on the one hand, and Tektronix, on the other hand may, in writing, (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in the representations and warranties of the other contained in the Merger Agreement of the other or in any document, certificate or writing delivered pursuant thereto, or (c) waive compliance by the other with any of the agreements or conditions therein.

Effects of Inability to Consummate the Merger. Pursuant to the Merger Agreement, following the consummation of the Offer and subject to certain other conditions, the Purchaser will be merged with Tektronix. If, following the Offer, approval of Tektronix shareholders of the Merger and the Merger Agreement is required by applicable law in order to consummate the Merger of the Purchaser with Tektronix, Tektronix will submit the Merger and the Merger Agreement to Tektronix shareholders for approval. If the Merger and the Merger Agreement are submitted to Tektronix shareholders for approval, the Merger and the Merger Agreement will require the approval of the holders of not less than a majority of the outstanding Shares, including the Shares owned by the Purchaser. Provided that the Minimum Condition is satisfied without being reduced or waived, Danaher will own sufficient Shares to ensure that the required vote of Tektronix shareholders will be obtained and that the Merger will be consummated.

If the Merger is consummated, Tektronix shareholders who elected not to tender their Shares in the Offer will receive the same amount of consideration in exchange for each Share as they would have received in the Offer.

If, following the consummation of the Offer, the Merger is not consummated, Danaher, which owns 100% of the common stock of the Purchaser, indirectly will control the number of Shares acquired by the Purchaser pursuant to the Offer. Under the Merger Agreement, promptly following payment by the Purchaser for Shares purchased pursuant to the Offer, and from time to time thereafter, subject to applicable law, Tektronix has agreed to take all actions necessary to cause a majority of the directors of Tektronix to consist of persons designated by Danaher (whether, at the election of Tektronix, by means of increasing the size of the Tektronix Board or seeking the resignation of directors and causing Danaher designees to be elected). As a result of its ownership of such Shares and right to designate nominees for election to the Tektronix Board, Danaher, indirectly, will be able to influence decisions of the Tektronix Board and the decisions of the Purchaser as a shareholder of Tektronix. This concentration of influence in one shareholder may adversely affect the market value of the Shares.

If Danaher controls more than 50% of the outstanding Shares following the consummation of the Offer but the Merger is not consummated, Tektronix shareholders, other than those affiliated with Danaher, will lack sufficient voting power to elect directors or to cause other actions to be taken which require majority approval. If, for any reason following completion of the Offer, the Merger is not consummated, Danaher and the Purchaser reserve the right to acquire additional Shares through private purchases, market transactions, tender or exchange offers or otherwise on terms and at prices that may be more or less favorable than those of the Offer, or, subject to any applicable legal restrictions, to dispose of any or all Shares acquired by them.

Statutory Requirements. In general, under the OBCA, a merger of two Oregon corporations requires the adoption of a resolution by the board of directors of each of the corporations desiring to merge adopting an agreement and plan of merger containing provisions with respect to certain statutorily specified matters and the approval of such agreement by the shareholders of each corporation by the affirmative vote of the holders of at least a majority of all of the outstanding shares of stock entitled to vote on such matter, unless otherwise provided for in that corporation’s Articles of Incorporation or in the case of a short-form merger as described in the next paragraph. Accordingly, except in the case of a short-form merger, a vote of at least a majority of the Tektronix shareholders is required in order to approve the Merger Agreement. Assuming that the Minimum Condition is satisfied, upon consummation of the Offer, the Purchaser would own sufficient Shares to enable it to satisfy the shareholder approval requirement to approve the Merger Agreement and the Merger.

The OBCA also provides that if a parent corporation owns at least 90% of each class of the stock of a subsidiary, that corporation can effect a short-form merger with that subsidiary without the action of the other shareholders of the subsidiary. Accordingly, if as a result of the Offer or otherwise, the Purchaser acquires or controls at least 90% of the outstanding Shares, the Purchaser could, and intends to, effect the Merger without further action by any other Tektronix shareholder. The terms of the Merger Agreement, including the plan of merger, are summarized in this Offer to Purchase. See Section 1—“Terms of the Offer,” Section 11—“Purpose of the Offer; the Merger Agreement; Statutory Requirements; Dissenters’ Rights; Plans for Tektronix; ‘Going Private’ Transactions,” and Section 14—“Conditions of the Offer.”

Dissenters’ Rights. No dissenters’ rights are available to holders of Tektronix common shares in connection with the Offer or purchase of Shares pursuant to the Offer.

The shareholders of Tektronix will only have dissenters’ rights in the Merger to the extent required by the OBCA. Under the OBCA, as long as the Shares are listed on the NYSE on the record date for determining the shareholders eligible to vote on the Merger (if shareholder approval is required for the Merger), or on the date notice is provided to shareholders under Section 491 of the OBCA, as applicable, holders of Shares would not be entitled to dissenters’ rights. The Purchaser expects that the Shares will continue to be listed on the NYSE through the record date for the shareholders meeting to approve the Merger and the Merger Agreement, if any, and, accordingly, that shareholders will not be entitled to dissenters’ rights.

If Shares are not registered on a national securities exchange on the record date of any such shareholder meeting, or on the date notice is provided to shareholders under Section 491 of the OBCA for a short-form merger, as applicable, holders of Shares would be entitled to dissenters’ rights. Under the OBCA, shareholders who have the right to dissent and who comply with the applicable statutory procedures are entitled to receive a judicial appraisal of the fair value of their shares (excluding any appreciation or depreciation in anticipation of the Merger, unless exclusion would be inequitable) and to receive payment of such fair value in cash, together with accrued interest. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per share to be paid in the Merger or the market value of the shares of Shares. The value so determined could be more or less than the price per share to be paid in the Merger. Failure to follow the steps required by the OBCA for perfecting dissenters’ rights may result in the loss of such rights.

The foregoing summary of the rights of dissenting shareholders under the OBCA does not purport to be complete and is qualified in its entirety by reference to the OBCA. The preservation and exercise of dissenters’ rights, if any, require strict adherence to the applicable provisions of the OBCA.

“Going Private” Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may, under certain circumstances, be applicable to the Merger. However, Rule 13e-3 would be inapplicable if (a) the Shares are deregistered under the Exchange Act prior to the Merger or other business combination or (b) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the proposed transaction and the consideration offered to minority shareholders in such transaction be filed with the SEC and disclosed to shareholders prior to the consummation of the transaction.

12. Source and Amount of Funds.

The Purchaser estimates that the total amount of funds required to purchase all outstanding Shares, other securities and rights pursuant to the Offer and to pay related fees and expenses will be approximately $2.8 billion, including debt and transaction costs and net of cash acquired. Danaher anticipates financing the acquisition initially through borrowings under committed lines of credit that it expects to enter into, through the issuance of commercial paper using such lines of credit as credit support, or through a combination of these financing methods. Danaher anticipates that the longer-term financing for the acquisition will consist of one or more of the following: commercial paper borrowings, the issuance of debt securities and/or the issuance of equity or equity-linked securities. There is no financing condition to the Offer.

13. Dividends and Distributions.

The Merger Agreement provides that, without the prior written consent of Danaher, Tektronix will not, and will not permit any of its subsidiaries to, prior to the Effective Time, (a) issue, reissue or sell, or authorize the issuance, reissuance or sale of (1) additional shares of capital stock of any class, or securities convertible into capital stock of any class, or any rights, warrants or options to acquire any convertible securities or capital stock, other than the issuance of Shares (and the related preferred shares purchase rights) pursuant to the exercise of options, vesting of restricted shares, or settlement of restricted stock units, in each case as outstanding on October 14, 2007 in accordance with the terms of such options, restricted shares or restricted stock units or (2) any other securities in respect of, in lieu of, or in substitution for, Shares outstanding on October 14, 2007, (b) make any other changes in its capital structure, or declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any class or series of its capital stock except for dividends by any wholly owned subsidiary of Tektronix to Tektronix or another wholly owned subsidiary of Tektronix, or (c) split, combine, subdivide, reclassify or redeem, purchase or otherwise acquire, or propose to redeem or purchase or otherwise acquire, any shares of its capital stock, or any of its other securities other than the acquisition of stock by Tektronix in connection with (A) payment of income tax as provided in award agreements relating to company stock options, restricted shares, or restricted stock units or (B) forfeiture of restricted shares.

14. Conditions of the Offer.

Notwithstanding any other provisions of the Offer, the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Securities Exchange Act, pay for any tendered Shares if (A) there will not be validly tendered and not properly withdrawn prior to the Expiration Date for the Offer that number of Shares which, when added to any Shares already owned by Danaher or any of its subsidiaries, represents at least a majority of the total number of outstanding Shares on a fully diluted basis on the date of purchase (but excluding any Shares issuable upon conversion of the Tektronix Convertible Notes) (the “Minimum Condition”), (B) any applicable waiting period or approval under the HSR Act or under any material applicable foreign statutes or regulations will not have expired or been terminated or obtained prior to the Expiration Date; provided that nothing in this clause (B) will be deemed to limit Danaher’s obligations under the Merger Agreement (as described under “Efforts” above) to use its reasonable best efforts to obtain the necessary governmental consents, (C) all consents from third parties will not have been obtained except for those the failure of which to be obtained would not reasonably be expected to have a material adverse effect on Tektronix, or (D) at any time on or after October 14, 2007 and prior to the time of acceptance for payment for any Shares, any of the following events (each, an “Event”) occur (and in the case of (a), (b), (f), (g) and, other than with respect to any willful and material breach, (h), be continuing at the scheduled Expiration Date):

(a) there will be any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer, by any court of competent jurisdiction or other governmental entity, other than the application of the waiting period provisions of the HSR Act to the Offer or to the Merger, that, would reasonably be expected to, directly or indirectly: (1) make illegal or enjoin or restrain or otherwise prohibit or materially delay consummation of the Offer or the Merger or make materially more costly the making or consummation of the Offer, (2) prohibit or materially limit the ownership or operation by Danaher or the Purchaser of all or any portion of the business or assets of Tektronix or any of their respective subsidiaries or compel Danaher or the Purchaser or any of their respective subsidiaries to dispose of or hold separately all or any material portion of the business or assets of Danaher or the Purchaser or Tektronix or any of its subsidiaries taken as a whole, or impose any material limitation on the ability of Danaher or the Purchaser to conduct its business or own such assets, (3) impose material limitations on the ability of Danaher or the Purchaser effectively to acquire, hold or exercise full rights of ownership of the Shares, including the right to vote any Shares acquired or owned by the Purchaser or Danaher pursuant to the Offer on all matters properly presented to Tektronix’s shareholders, (4) require divestiture by Danaher or the Purchaser of any Shares, or (5) result in a material adverse effect on Tektronix; provided that nothing in this clause (a) shall be deemed to limit Danaher’s obligations under the Merger Agreement (as described in Section 11 under “Efforts” above) to use its reasonable best efforts to obtain any governmental consent or waiver that may be required to consummate the transactions contemplated by the Merger Agreement;

(b) there will be instituted or pending any action or proceeding by any governmental entity that would reasonably be expected to result in any of the consequences referred to in clauses (1) through (5) of paragraph (a) above; provided that nothing in this clause (b) shall be deemed to limit Danaher’s obligations under the Merger Agreement (as described in Section 11 under “Efforts” above) to use its reasonable best efforts to obtain any governmental consent or waiver that may be required to consummate the transactions contemplated by the Merger Agreement;

(c) any event or change will have occurred (or any development shall have occurred involving prospective changes) in the business, financial condition or results of operations of Tektronix or any of its subsidiaries that has, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Tektronix;

(d) (1) the Tektronix Board or any committee of the Tektronix Board will have withdrawn, or will have modified or amended in a manner adverse to Danaher or the Purchaser, the approval, adoption or recommendation, as the case may be, of the Offer or the Merger Agreement, or shall have approved or recommended any Takeover Proposal, (2) a person shall have entered into a definitive agreement or an agreement in principle with Tektronix with respect to a Takeover Proposal, or (3) the Tektronix Board or any committee of the Tektronix Board will have resolved to do or enter into any of the foregoing;

(e) Tektronix, the Purchaser and Danaher will have reached an agreement that the Offer or the Merger Agreement be terminated, or the Merger Agreement will have been terminated in accordance with its terms;

(f) there shall have occurred, and continue to exist, a declaration of a banking moratorium by federal authorities or any suspension of payments in respect of banks in the United States;

(g) any of the representations and warranties of Tektronix set forth in the capitalization representation of the Merger Agreement shall not be true and correct in all respects except for de minimis inaccuracies or any of the other representations and warranties in the Merger Agreement, when read without any exception or qualification as to materiality or material adverse effect on Tektronix, will not be true and correct, as if those representations and warranties were made at the time of such determination (except as to any such representation or warranty which speaks as of a specific date, which must be untrue or incorrect as of that specific date), except where the failure to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Tektronix; or

(h) Tektronix will have failed to perform in any material respect or to comply in any material respect with any of its obligations, covenants or agreements under the Merger Agreement.

The foregoing conditions (including those set forth in clauses (A), (B) and (C) of the initial paragraph) are for the benefit of Danaher and the Purchaser and may be asserted by Danaher or the Purchaser regardless of the circumstances giving rise to any such conditions, and may be waived (other than the Minimum Condition with respect to which such waiver will only be effective with the written agreement of Tektronix) by Danaher or the Purchaser in whole or in part at any time and from time to time in their reasonable discretion, in each case, subject to the terms of the Merger Agreement. The failure by Danaher or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. If there is a waiver of a condition to the Offer, depending on the materiality of the waived condition and the number of days remaining in the Offer, we may be required by applicable Law to extend the Offer and provide additional disclosure to Tektronix shareholders.

For information with respect to the applicable waiting periods for the review to be undertaken by the U.S. and foreign governmental agencies please see the discussion in Section 15 entitled “Legal Matters; Required Regulatory Approvals.”

15. Legal Matters; Required Regulatory Approvals.

Except as set forth in this Offer to Purchase, based on our review of publicly available filings by Tektronix with the SEC and other information regarding Tektronix, we are not aware of any licenses or regulatory permits that appear to be material to the business of Tektronix and its subsidiaries, taken as a whole, and that might be adversely affected by our acquisition of Shares in the Offer. In addition, except as set forth in this Offer, we are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for our acquisition or ownership of the Shares. Should any such approval or other action be required, we expect to seek such approval or action, except as described below under “State Takeover Laws.” Should any such approval or other action be required, we cannot be certain that we would be able to obtain any such approval or action without substantial conditions or that adverse consequences might not result to Tektronix’s or its subsidiaries’ businesses, or that certain parts of Tektronix’s, Danaher’s, the Purchaser’s or any of their respective subsidiaries’ businesses might not have to be disposed of or held separate in order to obtain such approval or action. In that event, we may not be required to purchase any Shares in the Offer. See Introduction and Section 14 for a description of the conditions to the Offer.

State Takeover Laws. A number of states have adopted takeover laws and regulations that purport to be applicable to attempts to acquire securities of corporations that are incorporated in those states or that have substantial assets, shareholders, principal executive offices or principal places of business in those states. To the extent that these state takeover statutes purport to apply to the Offer or the Merger, we believe that those laws conflict with U.S. federal law and are an unconstitutional burden on interstate commerce. In 1982, the Supreme Court of the United States, in Edgar v. Mite Corp., invalidated on constitutional grounds the Illinois Business Takeovers Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. The reasoning in that decision is likely to apply to certain other state takeover statutes. In 1987, however, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana could, as a matter of corporate law and, in particular, those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining shareholders, as long as those laws were applicable only under certain conditions. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma because they would subject those corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a federal district court in Florida held, in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

We have not attempted to comply with any state takeover statutes in connection with the Offer or the Merger. We reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase nor any action that we take in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Merger, as applicable, we may be required to file certain documents with, or receive approvals from, the relevant state authorities, and we might be unable to accept for payment or purchase Shares tendered in the Offer or be delayed in continuing or consummating the Offer. In that case, we may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 14.

Antitrust. Under the HSR Act, and the related rules and regulations that have been issued by the U.S. Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to our acquisition of Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. We filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on October 15, 2007, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on October 30, 2007, unless the waiting period is extended or earlier terminated by the FTC or the Antitrust Division or we receive a request for additional information and documentary material prior to that time. If, within the 15-calendar-day waiting period, either the FTC or the Antitrust Division requests additional information and documentary material from us, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10 calendar days following the date of our substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR rules. After that time, the waiting period could be extended only by court order or with our consent. The FTC or the Antitrust Division may terminate the additional 10-calendar-day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time. Although Tektronix is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither Tektronix’s failure to make those filings nor a request made to Tektronix from the FTC or the Antitrust Division for additional information and documentary material will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions, such as our acquisition of Shares in the Offer and the Merger. At any time before or after our purchase of Shares, the FTC or the Antitrust Division could take any action under the antitrust laws that either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Danaher, the Purchaser, Tektronix or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances.

Based upon an examination of publicly available information relating to the businesses in which Tektronix is engaged, we believe that the acquisition of Shares in the Offer and the Merger should not violate the applicable antitrust laws. Nevertheless, we cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

Foreign Approvals. Danaher and Tektronix own property and conduct business in a number of foreign countries and jurisdictions. In connection with the acquisition of the Shares in the Offer or the Merger, the laws of certain of those foreign countries and jurisdictions require the filing of information with, or the obtaining of the approval or consent of, governmental authorities in such countries and jurisdictions. The satisfaction of these requirements, to the extent material, is a condition to the closing of the Merger. The governments in those countries and jurisdictions might attempt to impose additional conditions on the Surviving Corporation’s operations conducted in those countries and jurisdictions as a result of the acquisition of the Shares in the Offer or the Merger approvals or consents are required the parties have made or intend to make the appropriate filings and applications in the applicable jurisdictions. In all cases where such a filing or application is made for the requisite foreign approvals or consents, we cannot be certain that such approvals or consents will be granted, and, if such approvals or consents are received, we cannot be certain as to the date of those approvals or consents. In addition, we cannot be certain that we will be able to cause Tektronix or its subsidiaries to satisfy or comply with those laws or that compliance or noncompliance will not have adverse consequences for Tektronix or any subsidiary after purchase of the Shares pursuant to the Offer or the Merger.

Government Approvals. According to publicly available information, Tektronix is engaged in the manufacturing and developing of certain products that require the licensing and approvals of certain government entities. We cannot be certain that Tektronix or its subsidiaries will receive all required approvals or licenses or that the failure to do so will not have adverse consequences for Tektronix or any subsidiary after purchase of the Shares pursuant to the Offer or the Merger.

16. Fees and Expenses.

Morgan Stanley is acting as the Dealer Manager in connection with the Offer and as financial advisor to Danaher in connection with the Offer and the Merger. Morgan Stanley will not be entitled to any compensation from Danaher or the Purchaser for acting as the Dealer Manager. Danaher will pay Morgan Stanley a customary fee payable upon completion of the Offer and the Merger for its services as financial advisor. Danaher has agreed to indemnify Morgan Stanley and related parties against certain liabilities and expenses in connection with Morgan Stanley’s engagement, including certain liabilities under the United States federal securities laws related to or arising out of Morgan Stanley’s engagement. In the ordinary course of its trading, brokerage, investment management, and financing activities, Morgan Stanley, its successors and affiliates may actively trade Shares for their own accounts and accounts of customers, and, accordingly, may at any time hold a long or short position in the Shares.

We have retained MacKenzie Partners, Inc. as Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, electronic mail, facsimile and personal interview and may request brokers, dealers and other nominee shareholders to forward material relating to the Offer to beneficial owners of Shares. We will pay the Information Agent reasonable and customary compensation for these services in addition to reimbursing the Information Agent for its reasonable out-of-pocket expenses. We have agreed to indemnify the Information Agent against certain liabilities and expenses in connection with the Offer, including certain liabilities under the U.S. federal securities laws.

In addition, we have retained Computershare Trust Company, N.A. as the Depositary. We will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, will reimburse the Depositary for its reasonable out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws.

Except as set forth above, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. We will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

17. Miscellaneous.

We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state.

We have filed with the SEC a Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments to our Schedule TO. Our Schedule TO and any exhibits or amendments may be examined and copies may be obtained from the SEC in the same manner as described in Section 8 with respect to information concerning Tektronix.

We have not authorized any person to give any information or to make any representation on our behalf not contained in this Offer to Purchase or in the Letter of Transmittal, and, if given or made, you should not rely on any such information or representation as having been authorized.

Neither the delivery of the Offer to Purchase nor any purchase pursuant to the Offer will under any circumstances create any implication that there has been no change in the affairs of Danaher, the Purchaser, Tektronix or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

RAVEN ACQUISITION CORP.

October 18, 2007

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF DANAHER AND THE PURCHASER

Directors and executive officers of Danaher. The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of Danaher. Unless otherwise indicated below, each occupation set forth opposite each person refers to employment with Danaher. Unless otherwise indicated, the business address of each such person is c/o Danaher, at 2099 Pennsylvania Avenue, NW, 12th Floor, Washington, D.C. 20006, and each such person is a citizen of the United States of America.

Name	Age	Position
Mortimer M. Caplin	90	Director
H. Lawrence Culp, Jr.	43	Chief Executive Officer, President and Director
Donald J. Ehrlich	69	Director
Linda P. Hefner	47	Director
Walter G. Lohr, Jr.	63	Director
Mitchell P. Rales	50	Director and Chairman of the Executive Committee
Steven M. Rales	55	Director and Chairman of the Board
John T. Schwieters	67	Director
Alan G. Spoon	55	Director
A. Emmet Stephenson, Jr.	61	Director
Daniel L. Comas	43	Executive Vice President and Chief Financial Officer
Philip W. Knisely	52	Executive Vice President
Steven E. Simms	51	Executive Vice President
James A. Lico	41	Executive Vice President
Thomas P. Joyce	46	Executive Vice President
James H. Ditkoff	60	Senior Vice President—Finance and Tax
Jonathan P. Graham	46	Senior Vice President—General Counsel
Robert S. Lutz	49	Vice President—Chief Accounting Officer
Daniel A. Raskas	40	Vice President—Corporate Development

Mortimer M. Caplin has been a member of Caplin & Drysdale, a law firm in Washington, D.C., for over five years. He is also a director of Presidential Realty Corporation.

H. Lawrence Culp, Jr. was appointed President and Chief Executive Officer in 2001.

Donald J. Ehrlich has served as Chief Executive Officer of Schwab Corp., a manufacturer of fire-protective safes, files, cabinets and vault doors, since January 2003. He also served as consultant to Wabash National Corp., a manufacturer of standard and customized truck trailers, from July 2001 to July 2004.

Linda P. Hefner has served as Executive Vice President and General Manager of the Home Division of Wal-Mart Stores Inc. since May 2007. Ms. Hefner served as Executive Vice President, Global Strategy and Business Development for Kraft Foods Inc., a company that manufactures and sells branded foods and beverages, from May 2004 through December 2006, and served in various management positions with Sara Lee Corporation from 1989 to May 2004, most recently as Chief Executive Officer, Underwear, Socks and Latin America Group.

Walter G. Lohr, Jr. has been a partner with Hogan & Hartson, a law firm in Baltimore, Maryland for over five years.

Mitchell P. Rales has served as Chairman of the Executive Committee of Danaher since 1990. In addition, during the past five years, he has been a principal in a number of private business entities with interests in manufacturing companies and publicly traded securities. Mr. Rales is a brother of Steven M. Rales.

Steven M. Rales has served as Chairman of the Board of Danaher since January 1984. In addition, during the past five years, he has been a principal in a number of private business entities with interests in manufacturing companies and publicly traded securities. Mr. Rales is a brother of Mitchell P. Rales.

John T. Schwieters has served as Vice Chairman of Perseus, LLC, a merchant bank and private equity fund management company, since April 2000. He is also a director of Manor Care, Inc., Smithfield Foods, Inc., Choice Hotels International, Inc. and Union Street Acquisition Corp.

Alan G. Spoon has served as Managing General Partner of Polaris Venture Partners, a company which invests in private technology firms, since May 2000. He is also a director of InterActiveCorp (IAC) and Getty Images, Inc.

A. Emmet Stephenson, Jr. has served as general partner of Stephenson Ventures, a private investment company, for more than five years. He also served as director and Chairman of the Board of StarTek, Inc., a provider of process management services, from 1987 until May 2006; and as President of Stephenson and Co., a private investment firm, from 1971 until December 2005.

Daniel L. Comas was appointed Executive Vice President and Chief Financial Officer in April 2005. He served as Vice President—Corporate Development from 1996 to April 2004 and as Senior Vice President-Finance and Corporate Development from April 2004 to April 2005.

Philip W. Knisely has served as Executive Vice President since he joined Danaher in June 2000.

Steven E. Simms was appointed Executive Vice President in November 2000. Danaher has announced that Mr. Simms will retire from Danaher at the end of 2007.

James A. Lico was appointed Executive Vice President in September 2005. He has served in a variety of general management positions since joining Danaher in 1996, including most recently as President of Fluke Corporation from July 2000 until September 2005, as Vice President and Group Executive of Danaher Corporation from December 2002 until September 2005, and as Vice President—Danaher Business Systems Office from September 2004 until September 2005.

Thomas P. Joyce, Jr. was appointed Executive Vice President in May 2006. He has served in a variety of general management positions since joining Danaher in 1990, including most recently as President of Hach Company from May 2001 until December 2002, and as Vice President and Group Executive of Danaher Corporation from December 2002 until May 2006.

James H. Ditkoff served as Vice President-Finance and Tax from January 1991 to December 2002 and has served as Senior Vice President—Finance and Tax since December 2002.

Jonathan P. Graham joined Danaher as Senior Vice President-General Counsel in July 2006. Prior to joining the company, he served as Vice President, Litigation and Legal Policy for General Electric Corporation, a diversified industrial company, from October 2004 until June 2006. He practiced with the law firm of Williams & Connolly LLP, a law firm based in Washington, D.C., from 1988 until September 2004, most recently as partner from 1996 to October 2004.

Robert S. Lutz joined Danaher as Vice President-Audit and Reporting in July 2002 and was appointed Vice President-Chief Accounting Officer in March 2003. Prior to joining Danaher, he served in various positions at Arthur Andersen LLP, an accounting firm, from 1979 until 2002, most recently as partner from 1991 to July 2002.

Daniel A. Raskas was appointed Vice President—Corporate Development in November 2004. Prior to joining Danaher, he worked for Thayer Capital Partners, a private equity investment firm, from 1998 through October 2004, most recently as Managing Director from 2001 through October 2004.

Directors and executive officers of the Purchaser. The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of the Purchaser. Unless otherwise indicated below, each occupation set forth opposite each person refers to employment with Danaher. The business address of each such person is c/o Danaher, at 2099 Pennsylvania Avenue, NW, 12th Floor, Washington, D.C. 20006, and each such person is a citizen of the United States of America.

Name	Age	Position
Daniel L. Comas	43	President and Director
James H. Ditkoff	60	Vice President, Secretary and Director
Robert S. Lutz	49	Vice President, Treasurer and Director
Daniel A. Raskas	40	Vice President
Jonathan P. Graham	46	Vice President

Daniel L. Comas was appointed Executive Vice President and Chief Financial Officer of Danaher in April 2005. He served as Vice President-Corporate Development from 1996 to April 2004 and as Senior Vice President-Finance and Corporate Development from April 2004 to April 2005.

James H. Ditkoff served as Vice President-Finance and Tax of Danaher from January 1991 to December 2002 and has served as Senior Vice President-Finance and Tax since December 2002.

Robert S. Lutz joined Danaher as Vice President-Audit and Reporting in July 2002 and was appointed Vice President-Chief Accounting Officer in March 2003. Prior to joining Danaher, he served in various positions at Arthur Andersen LLP, an accounting firm, from 1979 until 2002, most recently as partner from 1991 to July 2002.

Daniel A. Raskas was appointed Vice President—Corporate Development in November 2004. Prior to joining Danaher, he worked for Thayer Capital Partners, a private equity investment firm, from 1998 through October 2004, most recently as Managing Director from 2001 through October 2004.

Jonathan P. Graham joined Danaher as Senior Vice President-General Counsel in July 2006. Prior to joining the company, he served as Vice President, Litigation and Legal Policy for General Electric Corporation, a diversified industrial company, from October 2004 until June 2006. He practiced with the law firm of Williams & Connolly LLP, a law firm based in Washington, D.C., from 1988 until September 2004, most recently as partner from 1996 to October 2004.